    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 13, 1996
                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            THERMOQUEST CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            3826                           77-0407461
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NO.)

                             355 RIVER OAKS PARKWAY
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 577-1053
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                          SANDRA L. LAMBERT, SECRETARY
                            THERMOQUEST CORPORATION
                        C/O THERMO ELECTRON CORPORATION
                                81 WYMAN STREET
                                 P.O. BOX 9046
                       WALTHAM, MASSACHUSETTS 02254-9046
                                 (617) 622-1000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                    COPY TO:

                           SETH H. HOOGASIAN, ESQUIRE
                                GENERAL COUNSEL
                            THERMOQUEST CORPORATION
                        C/O THERMO ELECTRON CORPORATION
                                81 WYMAN STREET
                                 P.O. BOX 9046
                       WALTHAM, MASSACHUSETTS 02254-9046
                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration
Statement has become effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------
                                                         PROPOSED          PROPOSED
                                                         MAXIMUM           MAXIMUM          AMOUNT OF
TITLE OF EACH CLASS OF               AMOUNT TO BE     OFFERING PRICE      AGGREGATE        REGISTRATION
SECURITIES TO BE REGISTERED           REGISTERED       PER SHARE(1)   OFFERING PRICE(1)       FEE(1)
- ----------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value......     5,833,333         $15.0625        $87,864,578        $30,299.00
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee. The calculation of the proposed maximum aggregate offering price has been based upon (1) the registration hereunder of an aggregate of 5,833,333 shares and (2) the average of the high and low sales prices, $15.125 and $15.00, respectively, of the Registrant's Common Stock on the American Stock Exchange on August 9, 1996 as reported in The Wall Street Journal.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION -- DATED AUGUST 13, 1996

PROSPECTUS

                                5,833,333 SHARES

                            THERMOQUEST CORPORATION

                                  COMMON STOCK

     This Prospectus relates to the resale of 5,833,333 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of ThermoQuest Corporation (the "Company") issuable upon conversion of $96,250,000 principal amount of the Company's outstanding 5% Convertible Subordinated Debentures due 2000 (the "Debentures"). The Debentures are convertible, at the option of the holder (a "Selling Shareholder"), at a conversion price of $16.50 per share, subject to adjustment for certain events. The Shares may be offered from time to time in transactions on the American Stock Exchange, in negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Such transactions may be effected by the sale of the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the sellers and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The sellers of the Shares and any broker-dealer who acts in connection with the sale of Shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel or other advisors to the sellers of the Shares) in connection with the registration and sale of the Shares being registered hereby. The Company has agreed to indemnify the sellers of the Shares against certain liabilities, including liabilities under the Securities Act as underwriter or otherwise.

                            ------------------------

     ThermoQuest is a majority-owned subsidiary of Thermo Instrument Systems Inc. ("Thermo Instrument"), which is a majority-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"). The Common Stock is traded on the American Stock Exchange under the symbol "TMQ". On August 9, 1996, the reported closing price of the Common Stock on the American Stock Exchange was $15.00 per share.

              THE DATE OF THIS PROSPECTUS IS               , 1996.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                         NO.
                                                                                        ----
The Company...........................................................................    4
Risk Factors..........................................................................    5
Price Range of Common Stock...........................................................    7
Dividend Policy.......................................................................    7
Capitalization........................................................................    8
Selected Financial Information........................................................    9
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   10
Business..............................................................................   14
Relationship with Thermo Electron and Thermo Instrument...............................   22
Management............................................................................   26
Security Ownership of Certain Beneficial Owners and Management........................   32
Selling Shareholders..................................................................   34
Sale of Shares........................................................................   34
Description of Capital Stock..........................................................   35
Shares Eligible for Future Sale.......................................................   35
Legal Opinions........................................................................   36
Experts...............................................................................   36
Additional Information................................................................   36
Index to Consolidated Financial Statements............................................  F-1

                                  THE COMPANY

     Except as otherwise indicated, all information in this Prospectus reflects three-for-two splits of the Common Stock and of the common stock of Thermo Electron effected on January 10, 1996 and June 5, 1996, respectively. Investors should carefully consider the information set forth under the heading "Risk Factors."

     The Company develops, manufactures and sells mass spectrometers, liquid chromatographs and gas chromatographs. These analytical instruments are used in the quantitative and qualitative chemical analysis of organic and inorganic compounds at ultra-trace levels of detection. The Company's products are used primarily by pharmaceutical companies for drug research, testing and quality control; by environmental laboratories for testing water, air and soil samples for compliance with environmental regulations; by chemical companies for research and quality control; by manufacturers for testing in certain industrial applications, such as the manufacture of silicon chips, and for quality control; by food and beverage companies for quality control and to test for product contamination; and in forensic applications. Industry sources estimate that the total annual worldwide market for the Company's mass spectrometry business is approximately $600 million and for the Company's chromatography business is approximately $2.0 billion.

     The Company was incorporated in Delaware in June 1995 as a wholly owned subsidiary of Thermo Instrument. After the formation of the Company, Thermo Instrument transferred to the Company all of the assets, liabilities and businesses of Finnigan Corporation ("Finnigan"), which conducts the mass spectrometry and gas chromatography businesses, and Thermo Separation Products Inc. ("TSP"), which conducts the liquid chromatography business. Finnigan was acquired by Thermo Instrument in 1990. TSP comprises the liquid chromatography business of the former LDC Analytical division of Milton Roy Company, acquired by Thermo Instrument in 1989, and Spectra-Physics Analytical, acquired by Thermo Instrument from Spectra-Physics AB in February 1993. The Company's gas chromatography business is conducted by Finnigan's Tremetrics division, which was acquired by Thermo Instrument from Baker Hughes Incorporated in March 1994.

     Unless the context requires otherwise, references herein to the company refer to ThermoQuest Corporation and its subsidiaries and to the predecessor businesses as conducted by Thermo Instrument, including acquired businesses from their dates of acquisition. As of August 9, 1996, Thermo Instrument beneficially owned approximately 93% of the Company's outstanding Common Stock. The Company's principal executive offices are located at 355 River Oaks Parkway, San Jose, California 95134 and its telephone number is (408) 577-1053.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Accordingly, the following factors should be carefully considered in evaluating the Company and its business before purchasing any of such shares.

     Competition; Technological Change and Industry Acceptance. The Company encounters, and expects to continue to encounter, intense competition in the sale of its current and future products. Some of the Company's competitors and potential competitors have greater resources, manufacturing and marketing capabilities, research and development staff and production facilities than those of the Company. No assurance can be given that the Company's competitors will not develop products that will be superior to the Company's products. In addition, industry acceptance of new technologies developed by the Company may be slow to develop due to, among other things, existing regulations written specifically for older technologies and general unfamiliarity of users with new technologies.

     Risks Associated with Intellectual Property. The Company holds many patents relating to various aspects of its products, including a significant patent relating to ion trap mass spectrometers. In addition, the Company believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors and, in the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents of which the Company is not aware held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. It is likely that significant funds would be required to contest the validity of any such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest.

     Risks Associated with Acquisition Strategy. The Company's growth strategy is to supplement its internal growth with the acquisition of businesses and technologies that complement or augment the Company's existing product lines. The Company may acquire certain portions of several businesses which have been or may in the future be acquired by Thermo Instrument. Certain of these businesses have low levels of profitability and businesses that the Company may seek to acquire in the future may also be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully reduce expenses and improve operations. No assurance can be given that the Company will be successful in this regard. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company or Thermo Instrument will be able to complete pending or future acquisitions. In order to finance any such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and may result in dilution to the Company's shareholders. See
"Business -- Acquisitions."

     Dependence on the Pharmaceutical Industry. The largest single market for the Company's mass spectrometers and liquid chromatographs is the pharmaceutical industry. Although the Company's existing products are not subject to regulation by the U.S. Food and Drug Administration (the "FDA"), FDA regulations apply to the processes and production facilities used to manufacture pharmaceutical products. Any material change by a pharmaceutical company in its manufacturing process or equipment could necessitate additional FDA review and approval. Such requirements may make it more difficult for the Company to sell its products to pharmaceutical customers that have already applied for or obtained approval for production processes using different equipment and supplies. Any changes in the regulations that apply to the processes and production facilities used to manufacture pharmaceutical products may adversely affect the market for the Company's products. In addition, from time to time as a result of industry consolidation and other factors, the pharmaceutical industry has reduced its capital expenditures for equipment such as that manufactured by the Company, and there can be no assurance that further changes in the pharmaceutical industry will not adversely affect demand for the Company's products.

     Possible Adverse Effect from Changes in Environmental Regulations. One of the largest markets for the Company's products is environmental analysis. Most air, water and soil analysis is conducted to comply with Federal, state, local and foreign environmental regulations. These regulations are frequently specific as to the type of technology required for a particular analysis and the level of detection required for that analysis. The Company develops, configures and markets its products to meet customer needs created by existing and anticipated environmental regulations. These regulations may be amended or eliminated in response to new scientific evidence or political or economic considerations. Any significant change in environmental regulations could result in a reduction in demand for the Company's products.

     Possible Adverse Impact of Significant International Operations. International sales accounted for approximately 69% of the Company's revenues in fiscal 1995, and the Company expects that international sales will continue to account for a significant portion of the Company's revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following: agreements may be difficult to enforce, and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; and foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, embargoes or exchange controls or adopt other restrictions on foreign trade. Additionally, the U.S. dollar value of the Company's net sales varies with currency exchange rate fluctuations. Significant increases in the value of the U.S. dollar relative to certain foreign currencies could have a material adverse effect on the Company's competitive position and results of operations.

     Risks Due to Potential Earthquake Activity. Certain of the Company's businesses are located in areas where there is a risk of potentially significant earthquake activity. Businesses that the Company may acquire in the future may also be located in areas where there is earthquake risk. There can be no assurance that insurance maintained by the Company would be sufficient to cover all losses, or that such insurance will continue to be available on reasonable terms.

     Potential Conflicts of Interest. For financial reporting purposes, the Company's financial results are included in Thermo Instrument's and Thermo Electron's consolidated financial statements. Certain officers of the Company are also officers of Thermo Instrument, Thermo Electron and/or other subsidiaries of Thermo Electron. Such officers will devote only a portion of their working time to the affairs of the Company. The members of the Board of Directors and officers of the Company who are also affiliated with Thermo Instrument or Thermo Electron will consider not only the short-term and the long-term impact of operating decisions on the Company, but also the impact of such decisions on the consolidated financial results of Thermo Instrument and Thermo Electron. In some cases the impact of such decisions could be disadvantageous to the Company while advantageous to Thermo Instrument or Thermo Electron. The Company is a party to various agreements with Thermo Electron that may limit the Company's operating flexibility. See "Relationship with Thermo Electron and Thermo Instrument."

     Lack of Voting Control. The Company's shareholders do not have the right to cumulate votes for the election of directors. Thermo Instrument, which owns approximately 93% of the voting stock of the Company and which intends to maintain at least a majority interest in the Company in the future, has the power to elect the entire Board of Directors of the Company and to approve or disapprove any corporate actions submitted to a vote of the Company's shareholders. See "Relationship with Thermo Electron and Thermo Instrument."

     Shares Eligible for Future Sale. The 45,000,000 shares of Common Stock beneficially owned by Thermo Instrument will become eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act") commencing in June 1997. In addition, as long as Thermo Instrument is able to elect a majority of the Company's Board of Directors, it will be able to cause the Company at any time to register all or a portion of the Common Stock owned by Thermo Instrument under the Securities Act at any time. As of August 9, 1996, the Company had outstanding $96,250,000 aggregate principal amount of 5% Convertible Subordinated Debentures due 2000 (the "Debentures"). The Debentures are convertible at any time after the later of (a) September 18, 1996 (180 days after the closing of the sale of shares of Common Stock in the Company's initial public offering) or (b) the effectiveness of the registration statement under the Securities Act covering the shares of Common Stock issuable upon conversion of the Debentures, of which this Prospectus forms a part. The Debentures, upon the effectiveness of such Registration Statement, will be convertible into 5,833,333 shares of Common Stock, equal to $96,250,000 divided by the conversion price of $16.50. The Company has reserved 3,000,000 shares of Common Stock for issuance under its stock-based compensation plans. As of August 9, 1996, options to purchase 2,373,150 shares of Common Stock were outstanding. Additional shares of Common Stock issuable upon exercise of options which have been or may be granted under the Company's stock-based compensation plans will become available for future sale in the public market at prescribed times. Sales of a significant number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Relationship with Thermo Electron and Thermo Instrument."

     Lack of Dividends. The Company has never paid any cash dividends on its Common Stock. The Board of Directors anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been publicly traded on the American Stock Exchange since March 19, 1996. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock on the American Stock Exchange.

                               FISCAL 1996                                   HIGH        LOW
- --------------------------------------------------------------------------  -------     ------
First Quarter (March 19, 1996 through March 29, 1996).....................  $20.00      $16.25
Second Quarter............................................................  $17.875     $13.75
Third Quarter (through August 9, 1996)....................................  $15.50      $13.50

     As of August 9, 1996, there were approximately 2,064 holders of Common Stock including individual participants in security position listings.

                                DIVIDEND POLICY

     The Company has never paid any cash dividends on the Common Stock. The Board of Directors anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 29, 1996, and as adjusted to give effect to the assumed conversion of the Company's 5% Convertible Subordinated Debentures due 2000 at a conversion price equal to $16.50 per share.

                                                                             JUNE 29, 1996
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                         (IN THOUSANDS, EXCEPT
                                                                             SHARE AMOUNTS)
Short-term Obligations:
  Notes payable.......................................................  $  8,795      $   8,795
  Current maturities of long-term obligations.........................     1,442          1,442
                                                                        --------       --------
                                                                        $ 10,237      $  10,237
                                                                        ========       ========
Long-term Obligations:
  5% Convertible Subordinated Debentures due 2000.....................  $ 96,250      $      --
  Other...............................................................     8,813          8,813
                                                                        --------       --------
                                                                         105,063          8,813
                                                                        --------       --------
Shareholders' Investment:
  Common stock, $.01 par value, 100,000,000 shares authorized;
     48,450,000 shares issued and outstanding and 54,283,333 shares as
     adjusted(1)......................................................       485            543
  Capital in excess of par value......................................   261,121        357,313
  Retained earnings...................................................    24,194         24,194
  Cumulative translation adjustment...................................       282            282
  Net unrealized gain on available-for-sale investments...............         2              2
                                                                        --------       --------
     Total Shareholders' Investment...................................   286,084        382,334
                                                                        --------       --------
          Total Capitalization (Long-term Obligations and
            Shareholders' Investment).................................  $391,147      $ 391,147
                                                                        ========       ========

- ---------------
(1) Does not include 3,000,000 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans. Options to purchase 2,373,150 shares of Common Stock were outstanding under the Company's stock-based compensation plans as of August 9, 1996. See "Management -- Compensation of Directors" and "-- Compensation of Executive Officers" and Notes 3, 9 and 11 of Notes to Consolidated Financial Statements.

                         SELECTED FINANCIAL INFORMATION

     The selected financial information presented below as of and for the fiscal years ended January 1, 1994, December 31, 1994 and December 30, 1995 has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere in this Prospectus. This information should be read in conjunction with the financial statements and related notes included elsewhere in this Prospectus. The selected financial information for the fiscal years ended December 28, 1991 and January 2, 1993 and for the six months ended July 1, 1995 and June 29, 1996 has not been audited but, in the opinion of the Company, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis. The results of operations for the six months ended June 29, 1996 are not necessarily indicative of results for the entire year.

                                                                                             SIX MONTHS ENDED
                                                                                            -------------------
                                                                                            JULY 1,    JUNE 29,
                                       1991       1992     1993(1)    1994(2)    1995(3)      1995       1996
                                     --------   --------   --------   --------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenues...........................  $145,327   $150,423   $204,757   $223,396   $241,909   $114,234   $134,015
                                     --------   --------   --------   --------   --------   --------   --------
Costs and Operating Expenses:
  Cost of revenues.................    79,945     77,894    107,986    112,597    120,724     56,901     69,538
  Selling, general and
    administrative expenses........    39,114     40,386     56,034     62,605     66,557     32,086     34,019
  Research and development
    expenses.......................     8,844     11,048     13,659     14,712     17,453      8,788      9,592
                                     --------   --------   --------   --------   --------   --------   --------
                                      127,903    129,328    177,679    189,914    204,734     97,775    113,149
                                     --------   --------   --------   --------   --------   --------   --------
Operating Income...................    17,424     21,095     27,078     33,482     37,175     16,459     20,866
Interest Income....................       297        444        524        343      2,715        126      3,989
Interest Expense...................    (2,162)    (2,034)    (1,941)    (1,715)    (3,725)      (791)    (3,355)
                                     --------   --------   --------   --------   --------   --------   --------
Income Before Provision for Income
  Taxes............................    15,559     19,505     25,661     32,110     36,165     15,794     21,500
Provision for Income Taxes.........     7,024      7,978     11,381     13,584     15,163      6,556      9,070
                                     --------   --------   --------   --------   --------   --------   --------
Net Income.........................  $  8,535   $ 11,527   $ 14,280   $ 18,526   $ 21,002   $  9,238   $ 12,430
                                     ========   ========   ========   ========   ========   ========   ========
Earnings per Share(4)..............  $    .19   $    .26   $    .32   $    .41   $    .46   $    .20   $    .27
                                     ========   ========   ========   ========   ========   ========   ========
Weighted Average Shares(4).........    45,187     45,187     45,187     45,187     45,187     45,187     46,903
                                     ========   ========   ========   ========   ========   ========   ========
BALANCE SHEET DATA (AT END OF
  PERIOD):
Working Capital....................  $ 27,753   $ 25,624   $ 44,866   $ 47,955   $166,902   $ 61,640   $222,575
Total Assets.......................   217,159    206,111    297,969    306,284    428,042    314,061    488,516
Long-term Obligations..............    20,037     17,971     12,263     11,322    106,456     10,867    105,063
Shareholders' Investment...........   131,148    123,185    201,588    211,633    227,740    221,653    286,084

- ---------------
(1) Includes the results of Spectra-Physics Analytical since its acquisition by Thermo Instrument in February 1993.

(2) Includes the results of Tremetrics since its acquisition by Thermo Instrument in March 1994.

(3) Reflects the issuance in August 1995 of $96,250,000 principal amount of 5% Convertible Subordinated Debentures due 2000.

(4) Pursuant to Securities and Exchange Commission requirements, earnings per share have been presented for all periods. Weighted average shares for such periods include the 45,000,000 shares issued to Thermo Instrument in connection with the initial capitalization of the Company and the effect of the assumed exercise of stock options issued within one year prior to the Company's initial public offering.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company develops, manufactures and sells mass spectrometers, liquid chromatographs and gas chromatographs. These analytical instruments are used in the quantitative and qualitative chemical analysis of organic and inorganic compounds at ultra-trace levels of detection. The Company's products are used primarily by pharmaceutical companies for drug research, testing and quality control; by environmental laboratories for testing water, air and soil samples for compliance with environmental regulations; by chemical companies for research and quality control; by manufacturers for testing in certain industrial applications, such as the manufacture of silicon chips, and for quality control; by food and beverage companies for quality control and to test for product contamination, and in forensic applications.

     The Company was incorporated in June 1995 as a wholly owned subsidiary of Thermo Instrument. After the formation of the Company, Thermo Instrument transferred to the Company all of the assets, liabilities and businesses of Finnigan and TSP. The Company's strategy is to supplement its internal growth with the acquisition of complementary products and technologies. The Company has successfully completed several such acquisitions. Thermo Instrument acquired Spectra-Physics Analytical, a manufacturer of liquid chromatography instruments, in February 1993 and Tremetrics, a manufacturer of gas chromatographs, in March 1994. More recently, in January 1996, the Company acquired Extrel FTMS, Inc., a manufacturer of fourier transform mass spectrometers, from Waters Technologies Corporation and in June 1996, the Company acquired the Automass division of Analytical Technology, Inc. ("ATI") from Thermo Instrument. The Automass division of ATI is a manufacturer of mass spectrometers. In the future, the Company will seek to acquire businesses which have strong technologies and good reputations and presence in the markets in which they compete, but may have relatively poor profitability because of high manufacturing and operating expenses. To realize an attractive return on its investment in any such future acquisitions, the Company will need to successfully reduce the expenses of any acquired company. There can be no assurance that such businesses will be available at prices attractive to the Company. Since the Company competes primarily on the basis of its technology, it will also need to continually improve the technology underlying the products of any company it acquires, as well as the technology underlying its existing products. While obsolescence of older products is a risk inherent in a company that periodically introduces newer, more technologically capable products, the Company attempts to manage its inventory levels to reduce exposure resulting from such obsolescence.

     Approximately 69% of the Company's revenues originate outside the United States. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies. Where appropriate, the Company uses forward contracts to reduce its exposure to currency fluctuations.

RESULTS OF OPERATIONS

  First Six Months 1996 Compared With First Six Months 1995

     Revenues increased 17% to $134.0 million in the first six months of 1996 from $114.2 million in the first six months of 1995 primarily as a result of an increase of $17.1 million in revenues from the Company's existing mass spectrometry business, the inclusion of $3.7 million in revenues due to the acquisition of the Automass division of ATI, and the inclusion in the first quarter of 1996 of $2.6 million in revenues from the sale of products manufactured by third parties. The increase in revenues from the Company's existing mass spectrometry business was primarily due to the introduction of two new products, one in the third quarter of 1995 and another in the first quarter of 1996. These increases were offset by a decrease of $4.7 million in revenues due to the strengthening of the U.S. dollar in relation to the Japanese yen and the German mark.

     The gross profit margin decreased to 48.1% in the first six months of 1996 from 50.2% in the first six months of 1995. This decline is primarily due to a shift in product mix and, to a lesser extent, the inclusion in the first quarter of 1996 of lower-margin sales of products manufactured by third parties. The gross profit margin for the third-party product sales was 7%.

     Selling, general and administrative expenses as a percentage of revenues decreased to 25.4% in the first six months of 1996 from 28.1% in the first six months of 1995 primarily due to an increase in total revenues. Research and development expenses as a percentage of revenues decreased to 7.2% in 1996 from 7.7% in 1995 primarily due to an increase in total revenues.

     Interest income increased to $4.0 million in the first six months of 1996 from $0.1 million in the first six months of 1995 primarily as a result of interest income earned on invested proceeds from the Company's issuance of 5% Convertible Subordinated Debentures in August 1995. Interest expense increased to $3.4 million in 1996 from $0.8 million in 1995 primarily due to interest on the Company's 5% Convertible Subordinated Debentures.

     The effective tax rate was 42% in the first six months of 1996 and 1995. The effective tax rate exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and the nondeductible amortization of cost in excess of net assets of acquired companies.

     The Company expects the growth of its international business to continue. Inherent in international growth are risks such as greater difficulties in collecting accounts receivable due to longer payment cycles and possible difficulties enforcing agreements and legal claims in foreign jurisdictions. Tax rates in certain foreign countries exceed that of the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions. In addition, currency exchange fluctuations affecting the relationship of the U.S. dollar and foreign currencies may adversely affect the Company's results of operations and cash flows.

  1995 Compared With 1994

     Revenues were $241.9 million in 1995, compared with $223.4 million in 1994, an increase of 8.3%. Revenues increased $11.2 million in 1995 due to the weakness of the U.S. dollar in relation to foreign currencies, particularly the Japanese yen and the German mark. The remaining increase in revenues was primarily due to the introduction of a new mass spectrometer by the Company in 1995.

     The gross profit margin was 50.1% in 1995, compared with 49.6% in 1994. Selling, general and administrative expenses as a percentage of revenues remained relatively unchanged at 27.5% in 1995, compared with 28.0% in 1994. Research and development expenses as a percentage of revenues increased to 7.2% in 1995 from 6.6% in 1994 primarily due to increased expenditures in connection with a line of mass spectrometry products that was introduced in 1995.

     Interest income increased to $2.7 million in 1995 from $0.3 million in 1994 as a result of interest income earned on the invested proceeds from the Company's 5% Convertible Subordinated Debentures. Interest expense increased to $3.7 million in 1995 from $1.7 million in 1994 primarily due to interest on the Company's 5% Convertible Subordinated Debentures. Interest expense for both periods includes interest on mortgage debt on the Company's San Jose, California facility and on borrowings by the Company's foreign subsidiaries from local banks.

     The effective tax rate was 41.9% in 1995, compared with 42.3% in 1994. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, the inability to provide a tax benefit for losses incurred at certain of the Company's foreign operations and the nondeductible amortization of cost in excess of net assets of acquired companies.

  1994 Compared With 1993

     Revenues were $223.4 million in 1994, compared with $204.8 million in 1993, an increase of 9.1%. Revenues increased primarily due to the inclusion of additional revenues from Spectra-Physics Analytical, which was acquired by Thermo Instrument in February 1993, and the inclusion of additional revenues from Tremetrics, which was acquired by Thermo Instrument in March 1994. In addition, revenues increased $4.5 million in 1994 due to the weakness of the U.S. dollar in relation to foreign currencies, particularly the Japanese yen. These increases were offset in part by declining sales in Europe due to the European recession.

     The gross profit margin improved to 49.6% in 1994 from 47.3% in 1993, primarily due to increased sales of higher-margin mass spectrometry instruments and, to a lesser extent, favorable currency translations as discussed above.

     Selling, general and administrative expenses as a percentage of revenues remained relatively unchanged at 28.0% in 1994, compared with 27.4% in 1993. Research and development expenses as a percentage of revenues were 6.6% in 1994, compared with 6.7% in 1993.

     Interest expense in 1994 and 1993 primarily represents interest on mortgage debt on the Company's San Jose, California facility and on borrowings by the Company's foreign subsidiaries from local banks.

     The effective tax rate was 42.3% in 1994, compared with 44.4% in 1993. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, the inability to provide a tax benefit for losses incurred at certain of the Company's foreign operations and the nondeductible amortization of cost in excess of net assets of acquired companies. The effective tax rate decreased in 1994 due to a reduction in income taxed at higher rates in Germany.

LIQUIDITY AND CAPITAL RESOURCES

     Consolidated working capital was $222.6 million at June 29, 1996, compared with $166.9 million at December 30, 1995, an increase of $55.7 million. Included in working capital are cash, cash equivalents, and available-for-sale investments of $184.1 million at June 29, 1996, compared with $120.4 million at December 30, 1995. Cash provided by operating activities was $26.5 million in the first six months of 1996. Accounts receivable decreased $10.9 million in the first six months of 1996, primarily due to improved collections at one of the Company's foreign subsidiaries.

     During the first six months of 1996, the Company expended $5.6 million for acquisitions.

     In March and April 1996, the Company sold 3,450,000 shares of its common stock in an initial public offering at $15.00 per share for net proceeds of approximately $47.8 million.

     During the first six months of 1996, the Company expended $1.9 million for purchases of property, plant and equipment. During the remainder of 1996, the Company plans to expend approximately $1.3 million for property, plant and equipment. In addition, the Company has an underfunded defined benefit pension plan covering employees of its manufacturing subsidiary in Bremen, Germany. The Company's policy is to fund the plan at a level within the range required by applicable regulations. As of December 30, 1995, the unfunded liabilities for this plan were $11.5 million. As of December 30, 1995, the Company's foreign subsidiaries had available short-term credit facilities of $7,282,000.

     Prior to June 1995, the Company's cash flows from the business were transferred to Thermo Instrument. Following the Company's incorporation in June 1995, cash flows from the business are retained within the Company for working capital needs and to fund growth through the acquisition of complementary businesses as well as through research and development.

     Although the Company expects to have positive cash flow from its existing operations, the Company anticipates it will require significant amounts of cash to pursue the acquisition of complementary businesses. In March 1996, Thermo Instrument acquired a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc ("Fisons"). The Company has had discussions with Thermo Instrument regarding the acquisition of the CE Instruments and Mass Lab divisions of Fisons, which manufacture gas chromatographs and benchtop quadruple mass spectrometers, respectively. The CE Instruments and Mass Lab divisions had revenues of approximately $38 million and $10 million, respectively, in 1995. No assurance can be given that the Company will ultimately acquire these businesses, and the timing and terms of the acquisitions, including price, would be subject to negotiation between the Company and Thermo Instrument. The Company expects that it will finance acquisitions through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermo Instrument or Thermo

Electron, although there is no agreement with Thermo Instrument or Thermo Electron under which such parties are obligated to lend funds to the Company. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

                                    BUSINESS

     The Company develops, manufactures and sells mass spectrometers, liquid chromatographs and gas chromatographs. These analytical instruments are used in the quantitative and qualitative chemical analysis of organic and inorganic compounds at ultra-trace levels of detection. The Company's products are used primarily by pharmaceutical companies for drug research, testing and quality control; by environmental laboratories for testing water, air and soil samples for compliance with environmental regulations; by chemical companies for research and quality control; by manufacturers for testing in certain industrial applications, such as the manufacture of silicon chips, and for quality control; by food and beverage companies for quality control and to test for product contamination; and in forensic applications. Industry sources estimate that the total annual worldwide market for the Company's mass spectrometers is approximately $600 million and for its chromatographs is approximately $2.0 billion.

     The Company is a leading manufacturer of mass spectrometers and liquid chromatographs. In addition, the Company has recently entered the market for gas chromatographs. The Company historically has produced instruments with superior performance and believes that it enjoys a reputation as a technology leader. Many of the major developments in modern mass spectrometry were pioneered by the Company, and the Company believes that its proprietary position with respect to several of these developments affords it a competitive advantage. The ion trap mass spectrometer, which utilizes the latest mass spectrometer technology, was first commercialized by the Company, and the Company holds a significant patent relating to this technology. In 1995 and the first quarter of 1996, the Company introduced two instruments that integrate a highly sensitive yet affordable ion trap mass spectrometer with a liquid chromatograph or a gas chromatograph to form the industry's most powerful benchtop liquid chromatograph/mass spectrometer (LC/MS) and gas chromatograph/mass spectrometer (GC/MS) instruments. Customer orders indicate strong market acceptance of these products.

     The Company's strategy is to build on its position as a market and technology leader through the continued development of superior performance analytical instruments, the cross-selling of its various product lines among the industries the Company serves, as well as through selective acquisitions. As part of this strategy, the Company intends to leverage its leading market position in mass spectrometers by selling its liquid chromatographs and gas chromatographs with its ion trap mass spectrometer products. This strategy will effectively introduce its chromatography products to its mass spectrometry customers and enhance profitability by reducing the Company's need to purchase chromatography instruments on an OEM basis from third-party vendors. The Company also intends to pursue acquisitions of product lines and technologies, particularly in the areas of sample preparation and automation equipment, as well as relevant data analysis and chemical information management software. This emphasis reflects the Company's belief that the evolution of analytical instrumentation is increasingly toward automation and ease of use, rather than on the production of additional raw data. By providing powerful instruments that incorporate advanced automation and information management capabilities, the Company believes that its instruments will become increasingly accessible to technicians, rather than just research scientists, resulting in wider use in an increasing number of applications. In addition, Thermo Instrument has acquired a substantial portion of the Scientific Instruments Division of Fisons, certain portions of which may subsequently be acquired by the Company. See
"-- Acquisitions."

MARKET

     The Company sells its products to customers in a wide range of industries. Several of the major markets in which the Company sells its products are described below. During fiscal 1995, no single customer accounted for more than 10% of the Company's total revenues.

     Pharmaceutical. The largest single market for the Company's mass spectrometers and liquid chromatographs is the pharmaceutical industry. The Company believes that it is one of the largest suppliers of liquid chromatographs to the pharmaceutical industry. In the pharmaceutical industry, these instruments are used in the identification of newly synthesized or discovered drug candidates, to measure drugs and metabolites in clinical studies and for quality assurance of production drugs.

     Pharmaceutical companies synthesize thousands of candidate drugs based on computational chemistry models which try to predict pharmacological activity. In addition, many candidate drugs are isolated from natural products. Promising candidates must be purified and their structure must be determined. This is frequently done by combining the separating power of chromatography with the detection power of mass spectrometry.

     At a later stage in the drug development cycle, candidate drugs may be used in clinical trials on animals or on human subjects. There are regulatory requirements that require that the metabolic pathways of the candidate drug and its breakdown products be known. Dose-response curves tracking the progress through the body over time produce hundreds to thousands of samples requiring analysis.

     Competition in the pharmaceutical industry is driven to a large extent by the speed and efficiency with which companies are able to bring new drugs to the market. As pharmaceutical companies spend more money on research and development and test for an increasing number of candidate drugs, their need for sample analysis capacity increases. In addition, the FDA is requiring that pharmaceutical companies submit increasingly larger quantities of data in support of applications for approval to market drugs, which creates a further need for testing capacity.

     After a drug is released and in production, quality control becomes a critical requirement. Incoming material that is used in the production process must be tested to ensure purity and consistency. Once manufactured, each batch of the drug must be tested for concentration, purity and dissolution.

     The Company believes that demand within the pharmaceutical industry will be driven increasingly by the ability of analytical instrument manufacturers to reduce the time and expense of drug development by delivering integrated, automated, easy to use instruments at a reasonable price, thereby allowing technicians to run more tests at a lower cost and freeing senior scientists to perform higher levels of research. The Company believes that its products are very attractive to pharmaceutical customers due to their high sensitivity and advanced automation capabilities.

     Environmental. A second major market for the Company's analytical instruments is in environmental analysis. This is the largest single market for the Company's gas chromatographs. Users for environmental applications do not generally require the sensitivity required in the pharmaceutical industry because they typically test only to a prescribed detection level, and often test only for a relatively small number of compounds. This market is driven to a great degree by Federal, state, local and foreign environmental regulations, which provide specific methods with respect to the testing of air, water and soil for contaminants. These test methods are frequently specific as to the type of technology required to perform a particular test, and the specification is generally a function of the best available technology at the time the test method is approved by the U.S. Environmental Protection Agency ("EPA"). For example, certain EPA test methods require GC/MS as the analytical method in analyses for low levels of certain toxic and carcinogenic compounds in air, soil and water samples.

     Customers in the environmental market look for highly automated, high throughput instruments with reliable detection capabilities. The Company believes that demand in this market will be driven by the availability of advanced automation and information management capabilities that will allow users to reduce costs. In addition, regulatory changes that require increased sensitivity and/or the use of new technologies will require customers to purchase new instruments. For example, while certain current EPA test methods are written for single quadrupole mass spectrometers, the Company believes that the EPA will in the future approve methods for pesticide detection based on the use of ion trap mass spectrometers.

     By offering reliable, automated instruments at a reasonable price, the Company believes that it addresses the requirements of the environmental customer. The Company also has focused on developing relatively low-cost instruments that detect specific substances of environmental concern, which saves customers the cost of buying more detection capability than is required for the particular application. The Company sells its instruments to the EPA as well as to state and foreign environmental regulatory authorities and to private environmental laboratories. However, no material portion of the Company's business is subject to renegotiation of profits or termination of contracts at the election of governmental entities.

     Industrial/Chemical. Customers that purchase analytical instruments for industrial and chemical applications typically utilize the instruments for quality control and to test for contaminants in substances used in a particular manufacturing application. For example, semiconductor manufacturers require extremely high sensitivity to test for trace process contaminants that can destroy the functionality of a semiconductor chip. These companies require the most sensitive mass spectrometer technology available. For more routine applications such as quality control in the chemical industry, relatively inexpensive liquid chromatographs provide sufficient analytical capabilities. The Company believes that the high sensitivity of its instruments provides it with a competitive advantage in this market.

     Food and Beverage. Customers in the food and beverage industry use the Company's products for quality control to test for contaminants. Customers in this industry must respond both to environmental and health regulations and to societal concerns regarding product contamination. As concerns regarding product contamination grow, customers in this industry may be required to perform tests using increasingly sensitive instruments.

     Forensic Sciences. Analytical instruments are used in a variety of forensic applications, including testing for illicit drug use by employees or athletes; testing body fluids to determine causes of death; testing to determine the identity of substances suspected to be illegal; and testing for the presence of substances of evidentiary significance for use in criminal investigations. Customers that purchase mass spectrometers and chromatographs for forensic uses generally place a high value on sensitivity.

TECHNOLOGY

     A mass spectrometer is an instrument in which the chemical compound to be analyzed is broken down into electrically-charged fragments (ions), which are then sorted according to their mass to charge ratios. All mass spectrometers consist of a device to introduce samples, an ionization source, a mass analyzer that separates ions according to mass ratios, a detector that converts the ions into an electrical signal, a signal processor that amplifies the electrical signal and a computer that organizes and displays information in a convenient and useful manner. The resulting data creates a "fingerprint" that is then compared to a database for identification. Mass spectrometers are the most powerful tools for the identification and quantification of chemical substances. A gas or liquid chromatograph is used to separate complex mixtures of chemicals into discrete components, which can then be analyzed based on the chromatograph results alone or can be introduced into a mass spectrometer to give additional information and to specifically identify unknown components.

     Mass Spectrometers. The development of mass spectrometry began in the early 1900's with the use of electrostatic and magnetic fields. Magnetic sector mass spectrometers, which employ the oldest mass spectrometer technology, are complex, expensive instruments which are limited to specific applications and whose results require analysis by a research scientist. In the 1960's, the Company's predecessor commercialized the first mass spectrometers using quadrupole technology. These instruments are used by laboratories which engage in more routine analyses which can be interpreted by technicians rather than scientists. In the 1980's, the Company's predecessor introduced the first ion trap mass spectrometer, the newest generation of mass spectrometer technology. The Company believes that, over time, the market will evolve toward the ion trap mass spectrometer, which offers many advantages over both magnetic sector and quadrupole instruments for certain applications. A fourth type of mass spectrometer, utilizing matrix-assisted laser desorption/ionization time-of-flight ("MALDI-TOF") technology, is beginning to be used in certain specialized applications, particularly in biotechnology research. Thermo BioAnalysis Corporation ("Thermo BioAnalysis"), a subsidiary of Thermo Instrument, develops and sells MALDI-TOF mass spectrometers.

     The oldest mass spectrometer technology, magnetic sector, uses a magnetic field (sometimes supplemented by an electrostatic field) to separate ions. Quadrupole mass spectrometer technology, which is currently the most widely used, employs a combination of electric current (dc voltage) and radio frequency (RF voltage) to separate ions. The analyzer consists of four rods arranged to form a square array. The rods are exposed to dc voltage superimposed on RF voltage. By controlling the ratio of RF-to-dc voltage, it is possible to select the ions exiting the quadrupole according to their mass. Quadrupole mass spectrometers are frequently combined into triple quadrupole instruments to perform multi-stage (MS/MS) analysis, in which multiple levels of mass analysis allow the mass spectrometer to produce more chemical information. The newest mass spectrometer technology is the ion trap. While other types of mass spectrometers separate and analyze a continuous stream of ions, ion trap mass spectrometers trap ions in a confined space using an electric field, which can be adjusted to eject ions as a function of their mass-to-charge ratio. An advantage of ion trap mass spectrometers is that, through software upgrades, MS/MS analysis can be performed in a single ion trap mass spectrometer, theoretically to an infinite number of stages (MS(n)).

     The Company has pioneered many of the significant developments in mass spectrometry and holds approximately 60 U.S. patents relating to mass spectrometry, with additional patents pending. The Company has a distinguished record of being the first to commercialize new technologies coming from its own laboratories as well as from an extensive worldwide network of university collaborators. Examples include the first computerized GC/MS quadrupole system, the first commercial chemical ionization ion source, the first commercial triple quadrupole MS/MS system, the first commercial ion trap system and the first commercial ion trap MS/MS system.

     Liquid Chromatographs. High performance liquid chromatography (HPLC) is an analytical technique used to separate, identify and quantify complex mixtures of primarily organic chemicals. In HPLC, the sample is introduced into a solvent stream that is being pumped at a high pressure through a liquid chromatography column. The column, both through physical and chemical properties, separates the complex mixtures into discrete bands, allowing identification. The separated sample is then passed through a detector, which measures the sample by various technologies, including ultraviolet and visible light absorption, changes in refractive index, fluorescence and conductivity. The data produced by the detector is converted to an electronic form and transmitted for display and manipulation on a personal computer. For complex mixtures, the HPLC may be coupled with a mass spectrometer to give additional information and specifically identify unknown components.

     Gas Chromatographs. Like HPLC, gas chromatography is an analytical technique used to separate, identify and quantify complex mixtures of primarily organic chemicals. While gas chromatographs are generally easier to use and have higher resolution than liquid chromatographs, only a relatively small percentage of compounds can be converted to gaseous form for analysis on a gas chromatograph. In gas chromatographs, samples are introduced typically by syringe injection and are converted into the gas phase by heating. The sample passes through an analytical column and the various components of the sample mixture are separated into discrete bands which are suitable for analysis by detectors. Detectors can be assembled in various configurations to facilitate analysis of different chemical and physical properties in a sample mixture. The data produced by the detector is converted to electronic form and transmitted for display and manipulation on a personal computer. For complex mixtures, where compounds cannot be adequately separated and identified by gas chromatography, the gas chromatograph can be coupled with a mass spectrometer to give additional information and specifically identify unknown components.

PRODUCTS

     The market for the Company's products is highly specialized as a result of the differing needs of the industries in which they are used. For example, certain pharmaceutical applications require the extremely high sensitivity of magnetic sector mass spectrometers, while gas chromatographs are better suited for more routine analysis of known compounds. The Company is actively seeking to cross-sell its products among the various industries it serves, particularly by adding LC or GC input devices to its mass spectrometer products.

     Mass Spectrometers. The Company currently manufactures three types of mass spectrometers:

     Magnetic Sector Mass Spectrometers. Magnetic sector mass spectrometers are generally used in high resolution applications where an accurate analysis of molecular weight is required to determine the elemental composition of unknown samples. The Company believes it is a world leader in magnetic sector instruments, and that its MAT 95 and MAT 900 series of products offer unsurpassed performance in these applications. Magnetic sector instruments are typically purchased by universities and pharmaceutical and chemical companies for use in research applications. The Company believes it is the world's leading supplier of isotope ratio magnetic sector mass spectrometers, which are used primarily in highly specialized geochemical and nuclear applications. The Company is exploring new applications for these highly powerful instruments, and has recently introduced the BreathMAT in Europe and Asia. This instrument is used to test breath samples for the presence of bacteria that are believed to be a cause of ulcers and gastric cancer.

     Magnetic sector instruments are also used for inductively coupled plasma/mass spectrometer (ICP/MS) analysis, which is used for ultra-high sensitivity analysis in applications including semiconductor manufacturing. The Company has recently introduced the ELEMENT, an ICP/MS instrument capable of detecting elements at the parts-per-quadrillion level. Magnetic sector instruments generally range in price from $380,000 to $600,000, depending upon their configuration.

     Quadrupole Mass Spectrometers. Single quadrupole mass spectrometers are typically utilized in environmental and forensic laboratories, which require dependable, routine analyses that meet applicable regulatory requirements, such as those promulgated by the EPA. While lacking the high resolution of some types of magnetic sector mass spectrometers, these instruments provide reliable performance at a relatively low price. Single quadrupoles are frequently combined to form MS/MS spectrometers for use in more complex analyses such as molecular structure analysis. In 1981, the Company introduced the first commercially available triple stage quadrupole, the most powerful type of quadrupole mass spectrometer. The Company believes it is the world leader in triple-stage quadrupole mass spectrometers. The Company's TSQ(R) 7000 (triple stage) and SSQ(R) 7000 (single stage) products comprise a complete family of quadrupole mass spectrometers. These single or multiple stage mass spectrometers are highly sensitive, can be easily interfaced with chromatographs and accommodate the full range of ionization sources. The software included in the SSQ 7000 and TSQ 7000 spectrometers incorporates a user friendly graphical user interface, and can direct the user through instrument set up and data acquisition. This enables operation of the instrument by technicians with relatively little training. In addition, these instruments can be programmed for fully automated operation, which can allow laboratories to run samples 24 hours a day. Prices for quadrupole mass spectrometers range from $150,000 to $250,000 for SSQ systems and from $300,000 to $500,000 for TSQ systems.

     Ion Trap Mass Spectrometers. The Company developed the first commercial ion trap, holds a significant patent relating to ion trap technology and continues to be the leader in this market. As is frequently true with new analytical technologies, acceptance of ion traps has been relatively slow to develop because most of the regulations governing environmental testing have been written to specifications requiring older quadrupole technology, and because chemists may be unfamiliar with the technology. The Company believes that, over time, advancements in technology and market acceptance will eventually cause ion traps to become the mass spectrometers of choice for certain applications, such as MS(n) applications for the pharmaceutical and environmental industries. For other applications, quadrupole and magnetic sector mass spectrometers have unique capabilities and will continue to be the technology of choice for these applications.

     The ability to trap and integrate the intensities of ions has made the ion trap the most sensitive method of mass analysis for certain applications. Ion traps are smaller, mechanically simpler and therefore easier to maintain than other types of mass spectrometers. The Company has recently introduced ion traps that incorporate an external ion source, such as those found in quadrupole and magnetic sector mass spectrometers, which use sophisticated ionization techniques to increase the specificity and detection limits of the instrument. In addition, the Company offers software upgrades that adapt ion traps for MS/MS use (including MS(n)). By contrast, integration with another mass spectrometer would be required to adapt quadrupole or magnetic sector mass spectrometers for MS/MS use.

     Due to their relative mechanical simplicity and small size, ion traps are ideally suited for coupling with chromatographs to form benchtop LC/MS and GC/MS instruments. While GC/MS instruments have been available for years, these instruments have not typically been easily integrated and have occupied a great deal of laboratory space. Customers also have often needed to purchase the two instruments from separate vendors.

     Benchtop LC/MS(n) instruments were not commercially available until the Company introduced the first such instrument in June 1995. Through significant advancements in integration techniques and information technology, the Company has developed the benchtop GCQ(TM) (GC/MS(n)) and LCQ(TM) (LC/MS(n)) instruments, which combine ion trap mass spectrometers with chromatographs. These instruments are the first to allow users to combine GC and LC with MS(n), and offer high performance at a competitive price for appropriate applications.

     The Company believes that the availability of this level of performance in a benchtop mass spectrometer makes these instruments the most versatile instrument yet developed for use in many analytical applications, ranging from trace analysis of environmental pollutants to molecular structural determination of complex pharmaceuticals. Prices for ion traps range from $60,000 to $80,000 for a GCQ and from $150,000 to $200,000 for an LCQ, depending upon the configuration.

     Liquid Chromatographs. An HPLC system consists of a pump, which pumps a solvent stream; an autosampler, which injects a sample into the solvent stream; a column through which the solute is pumped at very high pressure; a detector, which measures molecules based upon the rate at which they pass through the column by light absorption, change in refractive index, fluorescence and/or conductivity; and a data acquisition and control system. The type of solvent, column and detector selected for a given analysis depends upon the type of sample being separated and/or analyzed and the types of molecules existing within the sample. The Company sells HPLC systems at an average price of $40,000 to $50,000, as well as individual components, including a wide range of detectors ranging in price from $5,500 to $16,000.

     The Company believes that its line of autosamplers, which range in price from $6,500 to $17,000, offer the most advanced autosampling capabilities and the highest sample capacity in the analytical instrument market. The Company's patented VORTEX mixing systems offer highly automated mixing capabilities. By integrating all aspects of the sample preparation and storage process into the HPLC system, customers are able to reduce the manual element of the analytical process, and thereby reduce costs, as well as save limited laboratory space.

     The Company supplies a wide range of pumps, including single solvent (isocratic) or multiple solvent (gradient) pumps, with full-flow or micro-flow options. These pumps, which generate pressures up to 6,000 psi within a benchtop instrument, must be durable and reliable to function effectively, particularly in quality control applications where operation can be nearly continuous. The Company's pumps incorporate a number of proprietary design features that facilitate longevity and easy maintenance. Pump prices range from $4,500 for a single solvent pump to $13,500 for a four-solvent pump.

     The Company has recently introduced the TD-LC system, a new product for the pharmaceutical industry, which automates the tablet dissolution process and integrates that process with the process of separating and analyzing the solution in the HPLC system. The Company believes that other opportunities exist for products that effectively automate other discrete processes in pharmaceutical research and development.

     All of the Company's HPLC systems and components may be controlled by automated HPLC software. This software provides single-keyboard control over one or more systems, rapid system set-up, real-time analysis editing and customized reporting formats. The Company believes that its software is the most powerful software tool available in the HPLC market.

     Gas Chromatographs. A basic gas chromatograph includes an oven (including a column), an injector and a detector. The Company's primary gas chromatograph supports up to two sample injectors, three detector mountings, and an auxiliary oven for heating samples. The Company offers the widest array of detectors available from a single company and also offers tandem detectors, which incorporate two detectors into a single mounting, providing increased identification capability. The design of the Company's gas chromatographs, combined with the availability of a wide range of detector options, enables the Company to offer one of the most flexible gas chromatographs available. Selecting from the Company's 13 different detectors and three different injectors, the customer can purchase an instrument that is customized to its specific requirements. Prices for the Company's GC instruments range from $12,000 to $30,000, depending upon their configuration.

     The Company believes that its expertise in detector technology gives it a competitive advantage. Due to its capabilities in this area, the Company sells detectors not only incorporated in its own instruments but also on an OEM basis to other manufacturers of gas chromatographs. The Company's detectors incorporate many proprietary features and some detectors, such as the ultrasonic detector, which is the only gas chromatograph detector capable of detecting certain inert gases, are unique to the Company. The new MicroGold(TM) detectors incorporate new designs which improve sensitivity and reliability in a capillary column, the most commonly used type of column.

     The Company recently introduced a new temperature programmable injector, which allows greater control over sample vaporization, which decreases thermal breakdown of the compounds to be measured. Electronic pressure control options, which control the rate of injection of the sample, are available on all injector configurations.

     The Company has developed a leading position in the area of volatile organic compound analysis due to the unique capabilities of its detectors. The Company intends to utilize its detector technology to develop new applications for its gas chromatographs in petroleum, chemical and other environmental markets where superior sensitivity is required.

     The Company entered the gas chromatography business in 1994 with its acquisition of Tremetrics. Prior to its acquisition by the Company, Tremetrics had a small distribution network, which limited its ability to compete effectively with major manufacturers of gas chromatographs. The Company's strategy is to gain market share for gas chromatographs by leveraging its extensive existing distribution network. The Company believes that market familiarity with its gas chromatographs will also be enhanced by increased sales of GCQ instruments.

ACQUISITIONS

     The Company's strategy is to supplement its internal growth with the acquisition of complementary products and technologies. The Company has successfully completed the acquisition and integration of a number of businesses over the past several years, including Spectra-Physics Analytical, a manufacturer of liquid chromatography instruments, and Tremetrics, a manufacturer of gas chromatographs. More recently, in January 1996, the Company acquired Extrel FTMS, Inc. ("Extrel"), a manufacturer of fourier transform mass spectrometers, from Waters Technologies Corporation and in June 1996, the Company acquired the Automass division of Analytical Technology, Inc. from Thermo Instrument. The Automass division is a manufacturer of mass spectrometers. Extrel and the Automass division had revenues of approximately $3 million and $7 million, respectively, in 1995.

     In March 1996, Thermo Instrument acquired a substantial portion of the Scientific Instruments Division of Fisons. The Company has had discussions with Thermo Instrument regarding the acquisition of the CE Instruments and Mass Lab divisions of Fisons, which manufacture gas chromatographs and benchtop quadrupole mass spectrometers, respectively. The CE Instruments and Mass Lab divisions had revenues of approximately $38 million and $10 million, respectively, in 1995. No assurance can be given that the Company will ultimately acquire these businesses, and the timing and terms of the acquisitions, including price, would be subject to negotiation between the Company and Thermo Instrument.

COMPETITION

     The Company competes in each of its markets primarily on technical performance, customer service and support and, to a lesser extent, price. The Company believes it is a leading manufacturer of mass spectrometers and liquid chromatography instruments. The Company's key competitors in the HPLC market include Waters Technologies, Hewlett-Packard and Dionex. The Company has recently entered the gas chromatography market, in which the key competitors are Hewlett-Packard, Varian, Perkin-Elmer and Shimadzu. Some of the Company's competitors have resources substantially greater than those of the Company.

SALES AND MARKETING

     The Company markets its instruments in larger international markets through its own worldwide sales force of 190 direct salespeople (including support), and in smaller markets through a network of dealers and distributors. In addition, the Company sells certain of its liquid and gas chromatographs pursuant to OEM arrangements under which third parties purchase and resell the Company's products. The Company's sales force is supported throughout the world by a customer support group which provides training, instrument servicing and parts replacements.

BACKLOG

     The Company's backlog was $63.4 million as of June 29, 1996, compared with $65.1 million as of December 30, 1995. The Company includes in its backlog only orders confirmed with a purchase order for products and related services scheduled to be shipped or rendered within one year. The Company does not believe that the level of, or changes in the level of, its backlog is necessarily a meaningful indicator of future results of operations.

RESEARCH AND DEVELOPMENT

     The Company maintains active programs for the development of new technologies and the enhancement of existing products. Research and development expenses for the Company were $13.7 million, $14.7 million and $17.5 million in 1993, 1994 and 1995, respectively, or 6.7%, 6.6% and 7.2%, respectively, of the Company's revenues for such periods.

PATENTS AND LICENSES

     The Company's policy is to protect its intellectual property rights, including applying for and obtaining patents when appropriate. The Company holds numerous patents related to its technologies, with additional patents pending. The Company also enters into licensing agreements with other companies in which it grants or receives rights to specific patents and technical know-how. A patent that protects certain aspects of the Company's ion trap mass spectrometers, which expires in 2002, is believed to provide the Company with a competitive advantage in the market for these products. The Company has granted Varian a non-transferable license to use the patent for GC applications, subject to a royalty. The Company also considers technical know-how, trade secrets and trademarks to be important to its business.

FACILITIES

     The Company owns all of its manufacturing facilities, including approximately 200,000 square feet located in San Jose, California; approximately 82,000 square feet in Austin, Texas; approximately 80,000 square feet in Riviera Beach, Florida; and approximately 165,000 square feet in Bremen, Germany. In addition, the Company owns sales and service facilities of approximately 28,000 square feet in Hemel Hempstead, England and approximately 8,000 square feet in Stone, England. The Company leases office space throughout the world for its sales and service operations. The Company believes that these facilities are adequate for its present operations.

PERSONNEL

     As of June 29, 1996, the Company had a total of 1,064 employees. To date, the Company has been able to attract and retain the personnel required by its business, but there can be no assurance that additional skilled personnel necessary to successfully expand the Company's business and operations can be recruited and retained. The Company believes that its relationship with employees is good.

                       RELATIONSHIP WITH THERMO ELECTRON
                             AND THERMO INSTRUMENT

     The Company was organized in June 1995 as a wholly owned subsidiary of Thermo Instrument. Thermo Instrument has contributed all of the assets, liabilities and business of Finnigan and TSP to the Company in exchange for 45,000,000 shares of Common Stock of the Company. Thermo Electron holds $10 million principal amount of the Company's 5% Convertible Subordinated Debentures.

     Thermo Electron has adopted a strategy of selling a minority interest in subsidiary companies to outside investors as an important tool in its future development. As part of this strategy, Thermo Electron and certain of its subsidiaries have created publicly and/or privately held majority owned subsidiaries. (The Company and the other Thermo Electron subsidiaries are hereinafter referred to as the "Thermo Subsidiaries.")

     Thermo Instrument develops, manufactures, and markets instruments used to identify and analyze radioactivity, complex chemical compounds, toxic metals, and other elements in a broad range of liquids and solids, as well as to control, monitor, image, inspect and measure various industrial processes and life science phenomena. For its fiscal year ended December 30, 1995 and for the six months ended June 29, 1996, Thermo Instrument had consolidated revenues of $782,662,000 and $547,123,000, respectively, and consolidated net income of $79,306,000 and $69,339,000, respectively.

     Thermo Electron and its subsidiaries develop, manufacture and market environmental monitoring and analysis instruments and manufacture biomedical products including heart-assist devices and mammography systems, paper-recycling and papermaking equipment, alternative-energy systems, industrial process equipment and other specialized products. Thermo Electron and its subsidiaries also provide environmental and metallurgical services and conduct advanced technology research and development. For its fiscal year ended December 30, 1995 and for the six months ended June 29, 1996, Thermo Electron had consolidated revenues of $2,207,417,000 and $1,398,144,000, respectively, and consolidated net income of $140,080,000 and $85,942,000, respectively.

THE THERMO ELECTRON CORPORATE CHARTER

     Thermo Electron and the Thermo Subsidiaries, including the Company, recognize that the benefits and support that derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries, including the Company, has adopted the Thermo Electron Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that (1) all of the companies and their stockholders are treated consistently and fairly, (2) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined, (3) each company has access to the combined resources and financial, managerial and technological strengths of the others, and (4) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

     To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for determining that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo

Group. In addition, Thermo Electron establishes certain internal policies and procedures applicable to members of the Thermo Group. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and each of the Thermo Subsidiaries.

     The Charter presently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participate. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Company, can withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement in effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. However, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

CORPORATE SERVICES AGREEMENT

     As provided in the Charter, the Company and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services to the Company. In 1993, 1994 and 1995, Thermo Electron assessed the Company an annual fee for these services equal to 1.25%, 1.25% and 1.20%, respectively, of the Company's revenues. Effective fiscal 1996, the fee has been reduced to 1.0% of the Company's revenues. The fee may be changed by mutual agreement of the Company and Thermo Electron. During fiscal 1994 and 1995, Thermo Electron assessed the Company $2,792,000 and $2,903,000, respectively, in fees under the Services Agreement. Management believes that the charges under the Services Agreement are reasonable and that the terms of the Services Agreement are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based on charges attributable to the Company. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a member of the Thermo Group or ceases to be a participant in the Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided to the Company following termination.

TAX ALLOCATION AGREEMENT

     The Tax Allocation Agreement between the Company and Thermo Electron outlines the terms under which the Company is to be included in Thermo Electron's consolidated Federal and state income tax returns. Under current law, the Company will be included in such tax returns so long as Thermo Electron owns at least 80% of the outstanding common stock of Thermo Instrument and Thermo Instrument owns at least 80% of the outstanding Common Stock of the Company. In years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes it would have paid if it had filed its own separate company tax returns. If Thermo Instrument's equity ownership of the Company were to drop below 80%, the Company would file its own tax returns.

MASTER GUARANTEE REIMBURSEMENT AGREEMENTS

     The Company has entered into a Master Guarantee Reimbursement Agreement with Thermo Electron which provides that the Company will reimburse Thermo Electron for any costs it incurs in the event it is required to pay third parties pursuant to any guarantees it issues on the Company's behalf. Thermo Instrument has entered into a similar agreement with Thermo Electron with regard to the Company's obligations which are guaranteed by Thermo Electron. The Company has also entered into a Master Guarantee Reimbursement Agreement with Thermo Instrument which provides that the Company will reimburse Thermo Instrument for any costs it incurs in the event that Thermo Instrument is required to pay Thermo Electron or any other party pursuant to any guarantees it issues on the Company's behalf.

RELATED PARTY TRANSACTIONS

     The Company acts as a distributor of certain of Thermo BioAnalysis' products, is the exclusive distributor of such company's MALDI-TOF products in Japan and is the exclusive distributor of its CE products in countries in which TSP maintains a direct sales force. In consideration of such arrangements, Thermo BioAnalysis sells the Company such products at discounted rates negotiated by the parties. The Company is responsible for all installation and warranty labor obligations at its expense. These arrangements may be terminated on not less than three months' notice by either party given after December 31, 1996. For the six months ended June 29, 1996, Thermo BioAnalysis sold $954,000 of products to the Company under these arrangements. Prior to 1996, the Company acted as commission-based sales agent for these products. Under this prior arrangement, Thermo BioAnalysis paid the Company commissions of $1,260,000 in the fiscal year ended December 30, 1995. In addition, Thermo BioAnalysis pays the Company a finder's fee for each qualified lead that generates an order for its MALDI-TOF products from customers in the United States and Europe.

     Thermo BioAnalysis has also entered into an arrangement with the Company whereby the Company provides assembly labor for Thermo BioAnalysis' CE products on a contract basis. Under this arrangement, the Company assembles instruments as required by Thermo BioAnalysis for a charge based on the sum of the Company's actual cost of materials and the allocable portion of its labor, overhead and other indirect expenses. For the fiscal year ended December 30, 1995 and the six months ended June 29, 1996, Thermo BioAnalysis paid the Company approximately $600,000 and $263,000, respectively, under this arrangement.

     The Company acts as a distributor in Australia for certain products manufactured by Thermo Environmental Instruments Inc. ("TEI"), a wholly-owned subsidiary of Thermo Instrument, and Thermo Optek Corporation ("Thermo Optek"), a majority-owned subsidiary of Thermo Instrument. For the fiscal year ended December 30, 1995 and the six months ended June 29, 1996, the Company purchased approximately $115,000 and $230,000, respectively, of TEI's products and approximately $237,000 and $54,000, respectively, of Thermo Optek's products under these arrangements.

     Thermo Instruments (Canada) Inc. ("TI Canada"), a wholly-owned subsidiary of Thermo Optek, acts as a distributor for certain of the Company's products in Canada. For the fiscal year ended December 30, 1995 and the six months ended June 29, 1996, TI Canada purchased approximately $938,000 and $1,561,000, respectively, of the Company's products under this arrangement.

     Certain of the Company's products incorporate circuit boards and other equipment manufactured by Thermo Optek. For the fiscal year ended December 30, 1995 and the six months ended June 29, 1996, the Company purchased approximately $4,554,000 and $3,506,000, respectively, of Thermo Optek's products under this arrangement. In addition, Tecomet Inc. ("Tecomet"), a wholly-owned subsidiary of Thermo Electron, manufactures certain parts for the Company's quadrupole mass spectrometers. For the fiscal year ended December 30, 1995 and the six months ended June 29, 1996, the Company purchased approximately $1,581,000 and $499,000, respectively, of Tecomet's products under this arrangement.

     The Company believes that the arrangements set forth above are on terms comparable to those the Company would receive from unaffiliated parties.

MISCELLANEOUS

     The Company's cash equivalents may be invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, United States government agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement will be readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

                                   MANAGEMENT

     The Directors and executive officers of the Company are as follows:

                 NAME                    AGE                           POSITION
- ---------------------------------------  ---     -----------------------------------------------------
Arvin H. Smith.........................  66      Chairman of the Board and Director
Dr. Richard W. K. Chapman..............  51      Chief Executive Officer, President and Director
John N. Hatsopoulos....................  62      Vice President, Chief Financial Officer and Director
Paul F. Kelleher.......................  54      Chief Accounting Officer
Philip L. Warren.......................  52      Vice President
Dr. George N. Hatsopoulos..............  69      Director
Frank Jungers(1).......................  68      Director
Anthony J. Pellegrino..................  55      Director
Dr. Michael E. Porter(1)...............  48      Director

- ---------------
(1) Member of the Audit and Human Resources Committees.

     All of the Company's Directors are elected annually and hold office until their respective successors are elected and qualified. Executive officers are elected annually by the Board of Directors and serve at its discretion. Mr. Hatsopoulos and Mr. Kelleher are full-time employees of Thermo Electron and certain of its subsidiaries other than the Company, but devote such time to the affairs of the Company as the Company's needs reasonably require from time to time. Dr. Chapman is also a Vice President of Thermo Instrument, and is responsible for certain operations within Thermo Instrument that are not related to the Company's operations.

     Arvin H. Smith has been a Director of the Company since its inception in June 1995. Mr. Smith has been a Director and the President and Chief Executive Officer of Thermo Instrument since 1986, and Executive Vice President of Thermo Electron since November 1991. He was Senior Vice President of Thermo Electron from 1986 to 1991. Mr. Smith is also a Director of Thermo Optek Corporation, ThermoSpectra Corporation and Thermedics Inc.

     Richard W.K. Chapman has been Chief Executive Officer, President and a Director of the Company since its inception in June 1995, and served as Marketing Manager of Finnigan from 1989 to 1992 and as President of Finnigan from 1992 to 1995. Dr. Chapman is the Chairman of the Board of Directors of Thermo BioAnalysis, has been a Vice President of Thermo Instrument since 1994 and a Director of Thermo Cardiosystems Inc. since March 1995.

     John N. Hatsopoulos has been a Vice President, Chief Financial Officer and a Director of the Company since its inception in June 1995. Mr. Hatsopoulos has been a Vice President and Chief Financial Officer of Thermo Instrument since 1988, the Chief Financial Officer of Thermo Electron since 1988 and an Executive Vice President of Thermo Electron since 1986. He is also a Director of Lehman Brothers Funds, Inc., Thermo Ecotek Corporation, Thermo Fibertek Inc., Thermo Instrument, Thermedics Inc., Thermo Optek Corporation, Thermo Power Corporation, Thermo Sentron Corporation, Thermo TerraTech Inc., ThermoTrex Corporation and Trex Medical Corporation.

     Paul F. Kelleher has been the Chief Accounting Officer of the Company since its inception in June 1995. Mr. Kelleher has been Vice President, Finance of Thermo Electron since 1987 and served as its Controller from 1982 to January 1996. He is a Director of ThermoLase Corporation.

     Philip L. Warren has been Vice President of the Company since its inception in June 1995. He was named President of Finnigan in September 1995, and served as Finnigan's Vice President, Field Operations from 1985 to May 1994 and as its Vice President, General Manager from May 1994 until he was named President.

     George N. Hatsopoulos has been a Director of the Company since its inception in June 1995 and has served as President and Chief Executive Officer of Thermo Electron since he founded that company in 1956.

Dr. Hatsopoulos is also a Director of Bolt, Beranek & Newman, Inc., Thermo Ecotek Corporation, Thermo Electron, Thermo Fibertek Inc., Thermo Instrument, Thermedics Inc., Thermo Optek Corporation, Thermo Power Corporation and ThermoTrex Corporation. Dr. Hatsopoulos is the brother of John N. Hatsopoulos, a Vice President, Director, and the Chief Financial Officer of the Company.

     Frank Jungers was appointed a Director of the Company in January 1996. Mr. Jungers has been a self-employed consultant on business and energy matters since 1977. In addition, he was Vice Chairman of Riedel Environmental Technologies, Inc. from July 1989 to October 1991 and was President of that company from January 1989 until July 1989. Mr. Jungers is also a Director of the AES Corporation, Dual Drilling Company, Donaldson, Lufkin & Jenrette, Georgia-Pacific Corporation, Pacific Rehabilitation and Sports Medicine, Inc., Star Technologies Inc., Thermo Electron and Thermo Ecotek Corporation.

     Anthony J. Pellegrino has been a Director of the Corporation since its inception in June 1995. Mr. Pellegrino is a Senior Vice President of ThermoTrex Corporation ("ThermoTrex"), a Thermo Electron subsidiary which, among other things, manufactures mammography and needle-biopsy systems and supplies general x-ray equipment. He is also a Director of Trex Medical Corporation, a subsidiary of ThermoTrex. For more than five years prior to the inception of Trex Medical Corporation in October 1995, Mr. Pellegrino served as Chief Executive Officer and Chairman of LORAD Corporation, a division of Trex Medical Corporation which was previously a division of ThermoTrex. Mr. Pellegrino is also a Director of ThermoLase Corporation.

     Michael E. Porter has been a Director of the Company since November 1995. He has been the C. Roland Christensen Professor of Business Administration at the Harvard Business School since 1990, and has held various teaching positions at the Harvard Business School since 1973. Dr. Porter is also a director of Alpha-Beta Technologies Inc. and Parametric Technologies Corporation.

COMPENSATION OF DIRECTORS

     Commencing January 1, 1996, Directors who are not employees of the Company, Thermo Instrument or Thermo Electron receive an annual retainer of $4,000 and a fee of $1,000 per day for attending meetings of the Board of Directors and $500 per day for participating in certain meetings of committees of the Board of Directors or participating in meetings of the Board of Directors or its committees held by means of conference telephone. Payment of Directors fees is made quarterly. Dr. Chapman, Dr. G. Hatsopoulos, and Messrs. J. Hatsopoulos, Pellegrino and Smith are all employees of Thermo Electron companies and do not receive any cash compensation from the Company for their services as Directors. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending such meetings.

     Directors Deferred Compensation Plan. Under the Company's Deferred Compensation Plan for Directors (the "Deferred Compensation Plan"), a Director has the right to defer receipt of his fees until he ceases to serve as a Director, dies or retires from his principal occupation. In the event of a change in control or proposed change in control of the Company that is not approved by the Board of Directors, deferred amounts become payable immediately. Either of the following is deemed to be a change of control: (a) the occurrence, without the prior approval of the Board of Directors, of the acquisition, directly or indirectly, by any person of 50% or more of the outstanding Common Stock or the outstanding common stock of Thermo Electron; or (b) the failure of the persons serving on the Board of Directors immediately prior to any contested election of directors or any exchange offer or tender offer for the Common Stock or the common stock of Thermo Electron to constitute a majority of the Board of Directors at any time within two years following any such event. Amounts deferred pursuant to the Deferred Compensation Plan are valued at the date of deferral as units of Common Stock. When payable, amounts deferred may be disbursed solely in shares of Common Stock accumulated under the Deferred Compensation Plan. The Company has reserved 75,000 shares under this plan. A total of 430 units have been accumulated under this plan.

     Directors Stock Option Plan. The Company has adopted a directors stock option plan (the "Plan") providing for the grant of stock options to purchase shares of the Common Stock to outside Directors (Directors who are not employees of the Company or any of its affiliates) as additional compensation for their service as Directors. The Plan provides for the grant of stock options upon a Director's initial appointment and, beginning in 2000, awards options to purchase 1,000 shares annually to eligible Directors, provided the Company's Common Stock is then publicly traded. A total of 225,000 shares of Common Stock have been reserved for issuance under the Plan.

     Under the Plan, each eligible Director was granted an option to purchase 45,000 shares of Common Stock upon completion of the Company's initial public offering. In addition, each new director initially joining the Board of Directors in 1996 will be granted an option to purchase 45,000 shares of Common Stock. The size of the award to new Directors appointed to the Board of Directors after 1996 is reduced by 11,250 shares in each subsequent year. Directors initially joining the Board of Directors after 1999 would not receive an option grant upon their appointment or election to the Board of Directors, but would be eligible to participate in the annual option awards described below. Options evidencing initial grants to Directors vest and are exercisable upon the fourth anniversary of the grant date, unless the Common Stock underlying the option grant is registered under Section 12 of the Securities Exchange Act of 1934, as amended ("Section 12 Registration") prior to the fourth anniversary of the grant date. In the event that the effective date of Section 12 Registration occurs prior to the fourth anniversary of the grant date, then the option becomes exercisable (on the later of 90 days after Section 12 Registration or six months after the grant date) and the shares acquired upon exercise will be subject to restrictions on transfer and the right of the Company to repurchase such shares at the exercise price in the event the Director ceases to serve as a Director of the Company, Thermo Electron or any subsidiary of Thermo Electron. In such event, the restrictions and repurchase rights shall lapse or be deemed to have lapsed in equal annual installments of 11,250 shares, starting with the first anniversary of the grant date, provided the Director has continuously served as a Director of the Company, Thermo Electron or any subsidiary of Thermo Electron since the grant date. These options expire on the fifth anniversary of the grant date, unless the Director dies or otherwise ceases to serve as a Director of the Company, Thermo Electron or any subsidiary of Thermo Electron prior to that date.

     Commencing in 2000, eligible Directors will also receive an annual grant of options to purchase 1,000 shares of Common Stock, provided the Common Stock is then publicly traded. The annual grant would be made at the close of business on the date of each annual meeting of stockholders of the Company to each Director then holding office, commencing with the annual meeting to be held in 2000. Options evidencing annual grants may be exercised at any time from and after the six-month anniversary of the grant date of the option and prior to the expiration of the option on the third anniversary of the grant date. Shares acquired upon exercise of the options would be subject to repurchase by the Company at the exercise price if the recipient ceased to serve as a Director of the Company or any other Thermo Electron company prior to the first anniversary of the grant date.

     The exercise price for options granted under the Plan is determined by the average of the closing prices reported by the American Stock Exchange (or other principal exchange in which the Common stock is then traded) for the five trading days immediately preceding and including the date the option is granted or, if the shares underlying the option are not so traded, at the last price paid per share by independent investors in an arms-length transaction with the Company prior to the option grant.

     As of August 9, 1996, 90,000 options to purchase Common Stock had been granted under the Plan at an exercise price of $15.00 per share. In connection with Dr. Porter's appointment as a Director, he was granted an option under the Company's Equity Incentive Plan to purchase 45,000 shares of the Company's Common Stock at an exercise price of $13.00 per share.

COMPENSATION OF EXECUTIVE OFFICERS

  Summary Compensation Table

     The following table summarizes compensation for services to the Company in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer and one other executive officer for the fiscal year ended December 30, 1995. No other executive officer of the Company who held office at the end of fiscal 1995 met the definition of "highly compensated" within the meaning of the Securities and Exchange Commission's executive compensation disclosure rules for this period.

     The Company is required to appoint certain executive officers and full-time employees of Thermo Electron as executive officers of the Company, in accordance with the Thermo Electron Corporate Charter. The compensation for these executive officers is determined and paid entirely by Thermo Electron. The time and effort devoted by these individuals to the Company's affairs is provided to the Company under the Services Agreement between the Company and Thermo Electron. Accordingly, the compensation for these individuals is not reported in the following table. See "Relationship with Thermo Electron and Thermo Instrument."

                           SUMMARY COMPENSATION TABLE

                                                      ANNUAL           LONG TERM
                                                   COMPENSATION      COMPENSATION
                                       FISCAL   ------------------   -------------      ALL OTHER
NAME AND PRINCIPAL POSITION             YEAR     SALARY     BONUS     OPTIONS(1)     COMPENSATION(2)
- ---------------------------            ------   --------   -------   -------------   ---------------
Richard W.K. Chapman.................   1995    $159,494   $95,000    225,000(TMQ)       $ 6,749
  President and CEO(3)
Philip L. Warren.....................   1995    $146,931   $50,000     75,000(TMQ)       $ 2,901
  Vice President                                                       1,000(TBAN)
                                                                       15,000(TMO)

- ---------------

(1) All options to purchase shares of the Company's Common Stock shown in the table were granted after the end of fiscal 1995 but are included in the table for clarity of presentation. In addition to receiving options to purchase Common Stock (designated in the table as TMQ), Mr. Warren was granted options to purchase shares of the common stock of Thermo Electron (designated in the table as TMO) and Thermo BioAnalysis (designated in the table as TBAN). Information with respect to options to purchase the common stock of Thermo Electron reflect three-for-two stock splits effected in May 1995 and June 1996.

(2) Represents the amount of matching contributions made on behalf of the executive officers participating in the 401(k) plan maintained by Finnigan.

(3) Dr. Chapman has been granted options to purchase shares of the common stock of Thermo Electron and its subsidiaries other than the Company from time to time as part of Thermo Electron's stock option program. These options are not reported in this table as they were granted as compensation for service in capacities other than Dr. Chapman's capacity as President and Chief Executive Officer of the Company.

STOCK OPTIONS GRANTED DURING FISCAL 1995

     The following table sets forth information concerning individual grants of stock options made during fiscal 1995 to the Company's Chief Executive Officer and the other named executive officer. It has not been the Company's policy in the past to grant stock appreciation rights, and no rights were granted during fiscal 1995.

                          OPTION GRANTS IN FISCAL 1995

                                                                                   POTENTIAL REALIZED
                                        PERCENT OF                                  VALUE AT ASSUMED
                      NUMBER OF           TOTAL                                   RATES OF STOCK PRICE
                       SHARES            OPTIONS                                    APPRECIATION FOR
                     UNDERLYING         GRANTED TO      EXERCISE                       OPTION TERM
                       OPTIONS         EMPLOYEES IN     PRICE PER   EXPIRATION   -----------------------
NAME                 GRANTED(1)            1995           SHARE        DATE          5%          10%
- ----                -------------      ------------     ---------   ----------   ----------   ----------
Richard W.K.
  Chapman(2)......   225,000(TMQ)           9.8%         $ 13.00      01/10/08   $2,328,750   $6,255,000
Philip L.             75,000(TMQ)           3.3%         $ 13.00      01/10/08   $  776,250   $2,085,000
  Warren..........    1,000(TBAN)           1.3%(3)      $ 10.00      09/21/05   $    6,290   $   15,940
                      15,000(TMO)(4)        1.2%(3)      $ 32.60      11/28/07   $  389,100   $1,045,650

- ---------------

(1) All options to purchase shares of the Common Stock of the Company (designated in the table as TMQ) were granted after the end of fiscal 1995 but are included in the table for clarity of presentation. Options to purchase shares of the common stock of Thermo Electron (designated in the table as TMO) and Thermo BioAnalysis (designated in the table as TBAN) were granted in 1995 to Mr. Warren. The options to purchase shares of the Common Stock of the Company and the common stock of Thermo Electron are immediately exercisable while the options to purchase shares of the common stock of Thermo BioAnalysis are not exercisable until the earlier of (i) 90 days after the effective date of the registration of such company's common stock under Section 12 of the Securities Exchange Act of 1934 and (ii) nine years after the grant date. In all cases, the shares acquired upon exercise are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by such corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. For publicly traded companies, the repurchase rights generally lapse ratably over a five to ten year period, depending on the option term, which may vary from seven to twelve years, provided that the optionee continues to be employed by the granting corporation or another Thermo Electron company. For companies whose shares are not publicly traded, the repurchase rights lapse in their entirety on the ninth anniversary of the grant date. The granting corporation may permit the holders of all such options to exercise options and satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation. Information with respect to options to purchase the common stock of Thermo Electron reflects three-for-two stock splits effected in May 1995 and June 1996.

(2) Dr. Chapman has been granted options to purchase shares of the common stock of Thermo Electron and its subsidiaries other than the Company. These options are not reported in the table as they were granted as compensation for service in capacities other than Dr. Chapman's capacity as President and Chief Executive Officer of the Company.

(3) These options were granted under a stock option plan maintained by Thermo Electron and accordingly are reported as a percentage of total options granted to employees of Thermo Electron and its subsidiaries.

(4) Options to purchase 15,000 shares of the common stock of Thermo Electron granted to Mr. Warren are subject to the same terms as described in footnote
    (1), except that the repurchase rights of the granting corporation generally do not lapse until the tenth anniversary of the grant date. In the event of the optionee's death or involuntary termination prior to the tenth anniversary of the grant date, the repurchase rights of the granting corporation shall be deemed to have lapsed ratably over a five-year period commencing with the fifth anniversary of the grant date.

STOCK OPTIONS EXERCISED DURING FISCAL 1995 AND FISCAL YEAR-END OPTION VALUES

     The following table reports certain information regarding stock option exercises during fiscal 1995 and outstanding stock options held at the end of fiscal 1995 by the Company's Chief Executive Officer and the other named executive officer. No stock appreciation rights were exercised or were outstanding during fiscal 1995.

                 AGGREGATED OPTION EXERCISES IN FISCAL 1995 AND
                       FISCAL 1995 YEAR-END OPTION VALUES

                                                                                               VALUE OF
                                                                                              UNEXERCISED
                                                                            NUMBER OF        IN-THE-MONEY
                                                                           UNEXERCISED        OPTIONS AT
                                                                        OPTIONS AT FISCAL       FISCAL
                                                   SHARES                   YEAR-END           YEAR-END
                                                 ACQUIRED ON   VALUE      (EXERCISABLE/      (EXERCISABLE/
NAME                               COMPANY        EXERCISE    REALIZED  UNEXERCISABLE)(1)    UNEXERCISABLE)
- ----                         ------------------- -----------  --------  -----------------    -------------
Richard W.K. Chapman(2)....  ThermoQuest                --          --      0/225,000                0/--(3)
Philip L. Warren...........  ThermoQuest                --          --       0/75,000                0/--(3)
                                                                             30,375/0         $417,998/0
                             Thermo Instrument      47,376    $718,502
                                                                              0/1,000                0/--(3)
                             Thermo BioAnalysis         --          --
                                                                             21,750/0(4)      $173,127/0
                             Thermo Electron            --          --
                                                                              3,375/0         $ 40,500/0
                             Thermo Fibertek            --          --
                                                                              1,000/0         $  5,625/0
                             ThermoSpectra              --          --
                                                                                270/0         $ 12,299/0
                             ThermoTrex                 --          --

- ---------------

(1) All options to purchase shares of the Common Stock of the Company were granted after the end of fiscal 1995 but are included in the table for clarity of presentation. All of the options reported outstanding at the end of the fiscal year were immediately exercisable, except for options to purchase shares of the Common Stock of the Company, which became exercisable 90 days after the effective date of the Company's initial public offering of Common Stock, and options to purchase shares of the common stock of Thermo BioAnalysis, which are not exercisable until the earlier of (i) 90 days after the effective date of the registration of such company's Common Stock under Section 12 of the Securities Exchange Act of 1934 and (ii) nine years after the grant date. In all cases, the shares acquired upon exercise of the options reported in the table are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by such corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. For companies whose shares are not publicly traded, the repurchase rights lapse in their entirety on the ninth anniversary of the grant date. For publicly traded companies, the repurchase rights generally lapse ratably over a five to ten year period, depending on the option term, which may vary from seven to twelve years, provided that the optionee continues to be employed by the granting corporation or another Thermo Electron company. Information with respect to options to purchase the common stock of Thermo Electron reflects three-for-two stock splits effected in May 1995 and June 1996. Information with respect to options to purchase the common stock of Thermo Fibertek reflects a three-for-two stock split effected in June 1996.

(2) Dr. Chapman has been granted options to purchase shares of the common stock of Thermo Electron and its subsidiaries other than the Company. Activity with regard to these options is not reported in the table as they were granted as compensation for services in capacities other than Dr. Chapman's capacity as President and Chief Executive Officer of the Company.

(3) No public market existed for the shares underlying the options as of December 30, 1995. Accordingly, no value in excess of exercise price has been attributed to these options.

(4) Options to purchase 15,000 shares of the common stock of Thermo Electron granted to Mr. Warren are subject to the same terms as described in footnote
    (1), except that the repurchase rights of the granting corporation generally do not lapse until the tenth anniversary of the grant date. In the event of the optionee's death or involuntary termination prior to the tenth anniversary of the grant date, the repurchase rights of the granting corporation shall be deemed to have lapsed ratably over a five-year period commencing with the fifth anniversary of the grant date.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDER

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of August 1, 1996 with respect to each person who was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.

                                                                     AMOUNT AND
                                                                     NATURE OF
                                                                     BENEFICIAL     PERCENT
    NAME AND ADDRESS OF BENEFICIAL OWNER                             OWNERSHIP      OF CLASS
    ------------------------------------                             ----------     --------
    Thermo Instrument Systems Inc.(1)..............................  45,000,000        93%
      1275 Hammerwood Avenue
      Sunnyvale, California 94089

- ---------------

(1) 22,500,000 shares of the Common Stock owned beneficially by Thermo Instrument are owned by each of two wholly owned subsidiaries of Thermo Instrument. Thermo Instrument is a majority-owned subsidiary of Thermo Electron and, therefore, Thermo Electron may be deemed to be a beneficial owner of the shares of Common Stock beneficially owned by Thermo Instrument. Thermo Electron disclaims beneficial ownership of these shares.

MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock, the common stock of Thermo Instrument and the common stock of Thermo Electron, each as of August 1, 1996, with respect to (i) each Director, (ii) each executive officer named in the summary compensation table above, and (iii) all Directors and current executive officers as a group.

     While certain Directors or executive officers of the Company are also directors and executive officers of Thermo Instrument or its subsidiaries other than the Company, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo Instrument.

                                                 THERMOQUEST       THERMO INSTRUMENT     THERMO ELECTRON
NAME(1)                                         CORPORATION(2)      SYSTEMS INC.(3)      CORPORATION(4)
- -------                                         --------------     -----------------     ---------------
Richard W.K. Chapman..........................      225,650             138,671                81,631
George N. Hatsopoulos.........................       90,000             143,300             3,438,607
John N. Hatsopoulos...........................       90,000              93,122               636,980
Frank Jungers.................................       45,157              52,525               245,754
Anthony J. Pellegrino.........................       91,000                   0               115,875
Michael E. Porter.............................       90,273                   0                 1,125
Arvin H. Smith................................       90,000             431,653               512,943
Philip L. Warren..............................       75,000              62,571                21,748
All Directors and executive officers as a
  group (9 persons)...........................      803,080             940,521             5,199,566


- ---------------

(1) Shares of Common Stock and common stock of Thermo Instrument and Thermo Electron beneficially owned include shares owned by the indicated person, by that person's spouse, by that person and his spouse and by that person and his spouse (or either of them) for the benefit of minor children. Except as reflected in the footnotes to this table, all share ownership involves sole voting and investment power.

(2) Shares of the Common Stock beneficially owned by each Director and executive officer and by all Directors and executive officers as a group exclude 45,000,000 shares beneficially owned by Thermo

    Instrument, as to which shares each Director and executive officer and all members of such group disclaim beneficial ownership. Shares of the Common Stock beneficially owned by Dr. Chapman, Dr. Hatsopoulos, Mr. Hatsopoulos, Mr. Jungers, Mr. Pellegrino, Mr. Porter, Mr. Smith, Mr. Warren and all Directors and executive officers as a group include 225,000, 90,000, 90,000, 45,000, 90,000, 90,000, 90,000, 75,000 and 795,000 shares, respectively, that such person or group has the right to acquire with 60 days of August 1, 1996 through the exercise of stock options. Shares beneficially owned by Mr. Jungers, Dr. Porter and all Directors and executive officers as a group include 157, 273 and 430 shares, respectively, allocated through August 1, 1996 to their respective accounts maintained under the Company's Deferred Compensation Plan for its Directors. No Director or executive officer beneficially owned more than 1% of the Common Stock outstanding as of such date, and all Directors and executive officers as a group beneficially owned 1.6% of the Common Stock outstanding as of such date.

(3) The shares of common stock of Thermo Instrument have been adjusted to reflect a three-for-two stock split effected on April 14, 1995 and a five-for-four stock split effected on December 29, 1995. Shares of the common stock of Thermo Instrument beneficially owned by Dr. Chapman, Dr. Hatsopoulos, Mr. Hatsopoulos, Mr. Jungers, Mr. Smith, Mr. Warren and all Directors and executive officers as a group include 121,287, 93,750, 83,750, 13,809, 234,375, 30,375 and 577,346 shares, respectively, that such person or group has the right to acquire within 60 days of August 1, 1996, through the exercise of stock options. Shares beneficially owned by Dr. Hatsopoulos, Mr. Hatsopoulos, Mr. Smith and all Directors and executive officers as a group include 515, 515, 516 and 1,929 full shares, respectively, allocated through July 1, 1996 to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan ("ESOP"). Shares beneficially owned by Mr. Jungers and all Directors and executive officers as a group include 12,157 shares allocated through August 1, 1996, to Mr. Jungers' account maintained under Thermo Instrument's Deferred Compensation Plan for its directors. Shares beneficially owned by Dr. Hatsopoulos include 21,368 shares held by Dr. Hatsopoulos' spouse. Shares beneficially owned by Mr. Jungers include 543 shares held by Mr. Jungers' spouse. No Director or executive officer beneficially owned more than 1% of the common stock of Thermo Instrument outstanding as of August 1, 1996; all Directors and executive officers as a group beneficially owned less than 1% of such common stock outstanding as of such date.

(4) The shares of common stock of Thermo Electron have been adjusted to reflect three-for-two stock splits effected on May 25, 1995 and June 5, 1996. Shares of the common stock of Thermo Electron beneficially owned by Dr. Chapman, Dr. Hatsopoulos, Mr. Hatsopoulos, Mr. Jungers, Mr. Pellegrino, Mr. Smith, Mr. Warren and all Directors and executive officers as a group include 80,284, 1,399,500, 349,935, 9,375, 115,875, 222,411, 21,748 and 2,199,128
    shares, respectively, that such person or group has the right to acquire within 60 days of August 1, 1996, through the exercise of stock options. Shares beneficially owned by Dr. Hatsopoulos, Mr. Hatsopoulos, Mr. Smith and all Directors and executive officers as a group include 2,222, 1,838, 1,622 and 6,910 full shares, respectively, allocated through July 1, 1996 to their respective accounts maintained pursuant to Thermo Electron's ESOP. Shares beneficially owned by Mr. Jungers and all Directors and executive officers as a group include 80,427 shares allocated through August 1, 1996, to Mr. Jungers' account maintained under Thermo Electron's Deferred Compensation Plan for its directors. Shares beneficially owned by Dr. Hatsopoulos include 89,601 shares held by Dr. Hatsopoulos' spouse, 168,750 shares held by a QTIP trust (the "Hatsopoulos QTIP Trust") of which Dr. Hatsopoulos' spouse is a trustee, 1,304 shares held by trusts of which Dr. Hatsopoulos and his spouse are the trustees and 39,937 shares held by a family trust of which Dr. Hatsopoulos' spouse is a trustee. Shares beneficially owned by Mr. Hatsopoulos include 168,750 shares held by the Hatsopoulos QTIP Trust of which Mr. Hatsopoulos is a trustee. Shares beneficially owned by Mr. Jungers include 91,827 shares held by a trust for Mr. Jungers and 4,500 shares held by Mr. Jungers' spouse. Dr. Hatsopoulos beneficially owned approximately 2.4% of the common stock of Thermo Electron outstanding as of August 1, 1996; no other Director or executive officer beneficially owned more than 1% of such common stock as of such date. All Directors and executive officers as a group beneficially owned approximately 3.6% of the common stock of Thermo Electron outstanding as of August 1, 1996.

                                SELLING SHAREHOLDERS

     The Selling Shareholders currently hold Debentures convertible into the Shares which are the subject of this Prospectus. It is unknown if, when or in what amounts a Selling Shareholder may offer Shares for sale and the names of the Selling Shareholders who may sell the Shares. There is no assurance that the Selling Shareholders will sell any or all of the Shares offered hereby.

     Because the Selling Shareholders may offer all or some of the Shares pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares that will be held by the Selling Shareholders after completion of this offering, no estimate can be given as to the amount of the Shares that will be held by the Selling Shareholders after completion of this offering.

     Other than as a result of the ownership of the Debentures, to the best of the Company's knowledge, none of the Selling Shareholders other than Thermo Electron had any material relationship with the Company within the three year period ending on the date of this Prospectus.

                                 SALE OF SHARES

     The Company will not receive any of the proceeds from this offering. The Shares offered hereby may be sold from time to time by or for the account of any of the Selling Shareholders or by their pledgees, donees, distributees or transferees or other successors in interest to the Selling Shareholders. The Shares may be sold hereunder directly to purchasers by the Selling Shareholders in negotiated transactions; by or through brokers or dealers in ordinary brokerage transactions or transactions in which the broker solicits purchasers; block trades in which the broker or dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal; transactions in which are broker or dealer purchases as principal for resale for its own account; or through underwriters or agents. The Shares may be sold at a fixed offering price, which may be changed, at the prevailing market price at the time of sale, at prices related to such prevailing market price or at negotiated prices. Any brokers, dealers, underwriters or agents may arrange for others to participate in any such transaction and may receive compensation in the form of discounts, commissions or concessions from the Selling Shareholders and/or the purchasers of the Shares. Each Selling Shareholder will be responsible for payment of any and all commissions to brokers.

     The aggregate proceeds to any Selling Shareholder from the sale of the Shares offered by a Selling Shareholder hereby will be the purchase price of such Shares less any broker's commissions.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdiction only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Any Selling Shareholder and any broker-dealer, agent or underwriter that participates with the Selling Shareholder in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares offered hereby may not simultaneously engage in market making activities with respect to the Shares for a period of two business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of the Shares by the Selling Shareholder.

     There is no assurance that any Selling Shareholder will sell any or all of the Shares described herein and may transfer, devise or gift such securities by other means not described herein.

     The Company is permitted to suspend the use of this Prospectus in connection with sales of the Shares by holders during certain periods of time under certain circumstances relating to pending corporate developments and public filings with the Commission and similar events. Expenses of preparing and filing the registration statement and all post-effective amendments will be borne by the Company.

                          DESCRIPTION OF CAPITAL STOCK

     As of August 1, 1996 the Company had 100,000,000 shares of Common Stock authorized for issuance, of which 48,450,000 were issued and outstanding. Each share of Common Stock is entitled to pro rata participation in distributions upon liquidation and to one vote on all matters submitted to a vote of stockholders. Dividends may be paid to the holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefore. Holders of Common Stock have no preemptive or similar rights. The outstanding shares of Common Stock are, and the shares offered hereby when issued will be, legally issued, fully paid and nonassessable.

     The shares of Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting can elect all the Directors if they so choose, and in such event, the holders of the remaining shares cannot elect any Directors. Thermo Instrument beneficially owns 45,000,000 shares of Common Stock, which represents approximately 93% of the outstanding Common Stock and has the power to elect all of the members of the Company's Board of Directors.

     The Company's Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of Directors. The provisions eliminate a Director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts or omissions, which involve intentional misconduct or a knowing violation of law. The Company's Certificate of Incorporation also contains provisions to indemnify the Directors and officers of the Company to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as Directors and officers.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     There are currently 48,450,000 shares of Common Stock outstanding of which 3,450,000 are freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by affiliates of the Company as that term is defined in Rule 144 promulgated under the Securities Act.

     The remaining 45,000,000 shares are beneficially owned by Thermo Instrument. In connection with the Company's initial public offering which was completed on March 22, 1996, Thermo Instrument has agreed that it will not offer, sell, or grant any option to purchase or otherwise dispose of any shares of the Common Stock (except for the grant of options and the sale of shares of Common Stock pursuant to existing stock-based compensation plans) before September 13, 1996, without the prior consent of the underwriters of such offering. Upon expiration of this lock-up agreement, Thermo Instrument may sell its shares of Common Stock in an offering registered under the Securities Act or pursuant to an exemption from such registration. So long as Thermo Instrument is able to elect a majority of the Board of Directors it will be able to cause the Company at any time to register under the Securities Act all or a portion of the Common Stock owned by Thermo Instrument or its affiliates, in which case it would be able to sell such shares without restriction upon effectiveness of the registration statement.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date of the notice filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information about the Company. In addition, a person who is deemed an "affiliate" of the Company must comply with Rule 144 in any sale of shares of Common Stock not covered by a registration statement (except, in the case of registered shares acquired by the affiliate on the open market, for the holding period requirement). A person (or person whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned restricted shares for at least three years is entitled to sell such shares under Rule 144(k) without regard to the volume, notice and other limitations of Rule
144. In meeting the two and three year holding periods described above, a holder of restricted shares can include the holding periods of a prior owner who was not an affiliate. In June 1995, the Securities and Exchange Commission proposed certain amendments to Rule 144 which, if adopted, would reduce the holding periods described above. To date, the Commission has not taken any further action with regard to this proposal.

     As of August 9, 1996, the Company had options outstanding to purchase up to 2,373,150 shares of Common Stock to its employees and Directors at a weighted average exercise price of $13.11 per share. Such options are currently exercisable, subject to repurchase at the exercise price if the optionee ceases to be employed by the Company. As of August 9, 1996, the repurchase right had not lapsed with respect to any shares issuable upon exercise of outstanding options. In addition, the Company has reserved 626,850 shares for future grant under its existing stock-based compensation plans. The Company has filed registration statements under the Securities Act to register all shares of Common Stock issuable under such plans.

     As of August 9, 1996, the Company had outstanding $96,250,000 in aggregate principal amount of 5% Convertible Subordinated Debentures due 2000 (the "Debentures"). The Debentures will be convertible at any time after the later of
(a) September 18, 1996 (180 days after the closing of the sale of shares of Common Stock in the Company's initial public offering) or (b) the effectiveness of the Registration Statement of which this Prospectus forms a part. The Debentures will be convertible into the shares of Common Stock being registered hereby. Shares issuable upon conversion of the Debentures will be eligible for sale in the public market after the effectiveness of such Registration Statement.

                                 LEGAL OPINIONS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Seth H. Hoogasian, Esq., General Counsel of Thermo Electron, Thermo Instrument and the Company. Mr. Hoogasian is a full-time employee of Thermo Electron and owns or has the right to acquire 6,000 shares of Common Stock, 16,738 shares of common stock of Thermo Instrument and 115,928 shares of common stock of Thermo Electron.

                                    EXPERTS

     The financial statements of the Company included in this Prospectus and the financial statement schedules included in the Registration Statement of which this Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are included herein in reliance upon the reports of said firm and the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained upon payment of the fees prescribed by the Commission from the Public Reference Section of the Commission, 450 Fifth Street, N.W.,

Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. at prescribed rates. The Commission also maintains a Web site at (http:/www.sec.gov). The Common Stock of the Company is listed on the American Stock Exchange, and the reports, proxy statements and other information filed by the Company with the Commission can be inspected at the office of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants..............................................   F-2
Consolidated Statement of Income for the years ended January 1, 1994, December 31,
  1994 and December 30, 1995 and for the six months ended July 1, 1995 and June 29,
  1996................................................................................   F-3
Consolidated Balance Sheet as of December 31, 1994, December 30, 1995 and June 29,
  1996................................................................................   F-4
Consolidated Statement of Cash Flows for the years ended January 1, 1994, December 31,
  1994 and December 30, 1995 and for the six months ended July 1, 1995 and June 29,
  1996................................................................................   F-5
Consolidated Statement of Shareholders' Investment for the years ended January 1,
  1994, December 31, 1994 and December 30, 1995 and for the six months ended June 29,
  1996................................................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ThermoQuest Corporation:

     We have audited the accompanying consolidated balance sheets of ThermoQuest Corporation (a Delaware corporation and 93%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of December 31, 1994 and December 30, 1995, and the related consolidated statements of income, cash flows and shareholder's investment for each of the three years in the period ended December 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoQuest Corporation and subsidiaries as of December 31, 1994 and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 7, 1996 (except with respect to certain matters discussed in Note 11, as to which the date is June 13, 1996)

                            THERMOQUEST CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               SIX MONTHS ENDED
                                                                             ---------------------
                                                                             JULY 1,      JUNE 29,
                                        1993         1994         1995         1995         1996
                                      --------     --------     --------     --------     --------
                                                                                  (UNAUDITED)
Revenues (Note 10)..................  $204,757     $223,396     $241,909     $114,234     $134,015
                                      --------     --------     --------     --------     --------
Costs and Operating Expenses:
  Cost of revenues..................   107,986      112,597      120,724       56,901       69,538
  Selling, general and
     administrative expenses
     (includes $2,559, $2,792,
     $2,903, $1,371 and $1,340 to
     related party)(Note 8).........    56,034       62,605       66,557       32,086       34,019
  Research and development
     expenses.......................    13,659       14,712       17,453        8,788        9,592
                                      --------     --------     --------     --------     --------
                                       177,679      189,914      204,734       97,775      113,149
                                      --------     --------     --------     --------     --------
Operating Income....................    27,078       33,482       37,175       16,459       20,866
Interest Income.....................       524          343        2,715          126        3,989
Interest Expense....................    (1,941)      (1,715)      (3,725)        (791)      (3,355)
                                      --------     --------     --------     --------     --------
Income Before Provision for
  Income Taxes......................    25,661       32,110       36,165       15,794       21,500
Provision for Income Taxes (Note
  6)................................    11,381       13,584       15,163        6,556        9,070
                                      --------     --------     --------     --------     --------
Net Income..........................  $ 14,280     $ 18,526     $ 21,002     $  9,238     $ 12,430
                                      ========     ========     ========     ========     ========
Earnings per Share..................  $    .32     $    .41     $    .46     $    .20     $    .27
                                      ========     ========     ========     ========     ========
Weighted Average Shares.............    45,187       45,187       45,187       45,187       46,903
                                      ========     ========     ========     ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            THERMOQUEST CORPORATION

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                          DEC. 31,   DEC. 30,     JUNE 29,
                                                                            1994       1995        1996
                                                                          --------   --------   -----------
                                                                                                (UNAUDITED)

                                                               ASSETS
Current Assets:
  Cash and cash equivalents.............................................  $ 13,050   $120,354    $ 182,316
  Available-for-sale investments, at quoted market value (amortized
     cost of $1,749)....................................................        --         --        1,752
  Accounts receivable, less allowances of $2,366, $2,341 and $2,443.....    52,592     65,729       56,455
  Inventories:
     Raw materials and supplies.........................................    17,091     17,970       20,887
     Work in process and finished goods.................................    21,374     29,050       30,449
  Prepaid expenses......................................................     1,049      1,258        2,055
  Prepaid income taxes (Note 6).........................................     9,928      8,695        8,503
                                                                          --------   --------     --------
                                                                           115,084    243,056      302,417
                                                                          --------   --------     --------
Property, Plant and Equipment, at Cost, Net.............................    44,798     43,531       42,546
                                                                          --------   --------     --------
Patents and Other Assets................................................     4,705      5,627        4,979
                                                                          --------   --------     --------
Cost in Excess of Net Assets of Acquired Companies (Notes 2 and 11).....   141,697    135,828      138,574
                                                                          --------   --------     --------
                                                                          $306,284   $428,042     $488,516
                                                                          ========   ========     ========

                                              LIABILITIES AND SHAREHOLDERS' INVESTMENT

Current Liabilities:
  Notes payable and current maturities of long-term
     obligations (Note 0) ..............................................  $  5,459   $ 11,755      $10,237
  Accounts payable......................................................    11,704     13,144       12,790
  Accrued payroll and employee benefits.................................    15,457     10,533        9,872
  Accrued installation and warranty expenses............................     7,069      7,079        7,628
  Deferred revenue......................................................     8,258      8,417        8,730
  Customer deposits.....................................................     6,607      6,403        6,490
  Accrued income taxes..................................................     3,053      4,118        9,245
  Other accrued expenses................................................     8,285     12,077       11,120
  Due to parent company.................................................     1,237      2,628        3,730
                                                                          --------   --------     --------
                                                                            67,129     76,154       79,842
                                                                          --------   --------     --------
Deferred Income Taxes (Note 6)..........................................     5,812      5,767        5,767
                                                                          --------   --------     --------
Accrued Pension and Other Deferred Items (Note 5).......................    10,388     11,925       11,760
                                                                          --------   --------     --------
Long-term Obligations (Note 9)..........................................    11,322    106,456      105,063
                                                                          --------   --------     --------
Commitments (Note 7)
Shareholders' Investment (Notes 3, 4 and 11):
  Net parent company investment.........................................   210,180         --           --
  Common stock, $.01 par value, 100,000,000 shares authorized;
     45,000,000 and 48,450,000 shares issued and outstanding............        --        450          485
  Capital in excess of par value........................................        --    213,378      261,121
  Retained earnings.....................................................        --     11,764       24,194
  Cumulative translation adjustment.....................................     1,453      2,148          282
  Net unrealized gain on available-for-sale investments.................        --         --            2
                                                                          --------   --------     --------
                                                                           211,633    227,740      286,084
                                                                          --------   --------     --------
                                                                          $306,284   $428,042     $488,516
                                                                          ========   ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            THERMOQUEST CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                     SIX MONTHS ENDED
                                                                                                    -------------------
                                                                                                    JULY 1,    JUNE 29,
                                                                     1993       1994       1995       1995       1996
                                                                   --------   --------   --------   --------   --------
                                                                                                        (UNAUDITED)
OPERATING ACTIVITIES:
  Net income.....................................................  $ 14,280   $ 18,526   $ 21,002   $  9,238   $ 12,430
  Adjustments to reconcile net income to net cash provided
    by operating activities:
      Depreciation and amortization..............................     8,049      8,390      8,397      4,208      3,808
      Provision for losses on accounts receivable................       395       (265)       213         12         29
      Other noncash expenses.....................................     1,170      1,085      1,192        492        722
      Increase (decrease) in deferred income taxes...............       125       (181)       (45)        --         --
      Changes in current accounts, excluding the effects of
         acquisitions:
         Accounts receivable.....................................   (14,144)     4,220    (13,135)     3,606     10,946
         Inventories.............................................       902      1,596     (7,523)    (2,600)    (2,510)
         Other current assets....................................     3,537      3,512      1,027       (372)      (359)
         Accounts payable........................................     1,048        696      2,649       (356)    (2,350)
         Other current liabilities...............................    (6,692)    (8,250)       782     (5,867)     3,223
      Other......................................................     1,801      1,252      1,532        703        597
                                                                   --------   --------   --------   --------   --------
         Net cash provided by operating activities...............    10,471     30,581     16,091      9,064     26,536
                                                                   --------   --------   --------   --------   --------
INVESTING ACTIVITIES:
  Acquisitions, net of cash acquired (Note 11)...................        --         --         --         --     (5,643)
  Purchases of available-for-sale investments....................        --         --         --         --     (1,650)
  Purchases of property, plant and equipment.....................    (3,011)    (2,260)    (2,761)    (1,055)    (1,908)
  Other..........................................................       (88)       287        (73)       237         54
                                                                   --------   --------   --------   --------   --------
         Net cash used in investing activities...................    (3,099)    (1,973)    (2,834)      (818)    (9,147)
                                                                   --------   --------   --------   --------   --------
FINANCING ACTIVITIES:
  Net proceeds from issuance of Company common stock (Note 11)...        --         --         --         --     47,778
  Increase (decrease) in short-term obligations..................        76     (2,724)     5,927       (908)    (2,320)
  Net proceeds from issuance of subordinated convertible
    debentures (Note 9)..........................................        --         --     93,912         --         --
  Repayment of long-term obligations.............................    (1,330)      (681)    (1,135)      (409)      (416)
  Net transfer to parent company.................................    (2,388)   (25,486)    (5,590)    (4,086)        --
  Other..........................................................        24         --        281         --        (95)
                                                                   --------   --------   --------   --------   --------
         Net cash provided by (used in) financing activities.....    (3,618)   (28,891)    93,395     (5,403)    44,947
                                                                   --------   --------   --------   --------   --------
Exchange Rate Effect on Cash.....................................      (787)     1,131        652      1,653       (374)
                                                                   --------   --------   --------   --------   --------
Increase in Cash and Cash Equivalents............................     2,967        848    107,304      4,496     61,962
Cash and Cash Equivalents at Beginning of Period.................     9,235     12,202     13,050     13,050    120,354
                                                                   --------   --------   --------   --------   --------
Cash and Cash Equivalents at End of Period.......................  $ 12,202   $ 13,050   $120,354   $ 17,546   $182,316
                                                                   ========   ========   ========   ========   ========
CASH PAID FOR:
  Interest.......................................................  $  1,941   $  1,715   $  1,701   $    791   $  3,282
                                                                   ========   ========   ========   ========   ========
  Income taxes...................................................  $    370   $  5,003   $  6,826   $  2,426   $  3,975
                                                                   ========   ========   ========   ========   ========
NONCASH ACTIVITIES:
  Fair value of assets of acquired companies.....................  $     --   $     --   $     --   $     --   $ 11,553
  Cash paid for acquired companies...............................        --         --         --         --     (5,852)
                                                                   --------   --------   --------   --------   --------
    Liabilities assumed of acquired companies....................  $     --   $     --   $     --   $     --   $  5,701
                                                                   ========   ========   ========   ========   ========
  Transfer of acquired businesses from parent company (Note 2)...  $ 67,310   $ 13,492   $     --   $     --   $     --
                                                                   ========   ========   ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            THERMOQUEST CORPORATION

               CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT
                                 (IN THOUSANDS)

                                                                                                                NET
                                                                                                            UNREALIZED
                                                                   CAPITAL                                    GAIN ON
                                   NET PARENT       COMMON           IN                      CUMULATIVE     AVAILABLE-
                                    COMPANY       STOCK, $.01     EXCESS OF     RETAINED     TRANSLATION     FOR-SALE
                                   INVESTMENT      PAR VALUE      PAR VALUE     EARNINGS     ADJUSTMENT     INVESTMENTS
                                   ----------     -----------     ---------     --------     ----------     -----------
BALANCE JANUARY 2, 1993..........  $  124,446        $  --        $      --     $     --      $ (1,261)         $--
Net income.......................      14,280           --               --           --            --           --
Transfer of acquired business
  from parent company (Note 2)...      67,310           --               --           --            --           --
Net transfer to parent company...      (2,388)          --               --           --            --           --
Translation adjustment...........          --           --               --           --          (799)          --
                                    ---------         ----         --------      -------       -------          ---
BALANCE JANUARY 1, 1994..........     203,648           --               --           --        (2,060)          --
Net income.......................      18,526           --               --           --            --           --
Transfer of acquired business
  from parent company (Note 2)...      13,492           --               --           --            --           --
Net transfer to parent company...     (25,486)          --               --           --            --           --
Translation adjustment...........          --           --               --           --         3,513           --
                                    ---------         ----         --------      -------       -------          ---
BALANCE DECEMBER 31, 1994........     210,180           --               --           --         1,453           --
Net income prior to
  capitalization of Company......       9,238           --               --           --            --           --
Net transfer to parent company...      (5,590)          --               --           --            --           --
Capitalization of Company........    (213,828)         300          213,528           --            --           --
Net income after capitalization
  of Company.....................          --           --               --       11,764            --           --
Effect of three-for-two stock
  split..........................          --          150             (150)          --            --           --
Translation adjustment...........          --           --               --           --           695           --
                                    ---------         ----         --------      -------       -------          ---
BALANCE DECEMBER 30, 1995........          --          450          213,378       11,764         2,148           --
                                                                       (UNAUDITED)
Net income.......................          --           --               --       12,430            --           --
Net proceeds from initial public
  offering of Company common
  stock (Note 11)................          --           35           47,743           --            --           --
Net unrealized gain on
  available-for-sale
  investments....................          --           --               --           --            --            2
Translation adjustment...........          --           --               --           --        (1,866)          --
                                    ---------         ----         --------      -------       -------          ---
BALANCE JUNE 29, 1996............  $       --        $ 485        $ 261,121     $ 24,194      $    282          $ 2
                                    =========         ====         ========      =======       =======          ===

  The accompanying notes are an integral part of these consolidated financial statements.

                            THERMOQUEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations

     ThermoQuest Corporation (the "Company") develops, manufactures and sells mass spectrometers, liquid chromatographs and gas chromatographs. The Company's products are used primarily by pharmaceutical, chemical and food and beverage companies; environmental laboratories; and in industrial and forensic applications.

  Relationship with Thermo Instrument Systems Inc.

     The Company was incorporated in June 1995 as a wholly owned subsidiary of Thermo Instrument Systems Inc. ("Thermo Instrument") at which time Thermo Instrument transferred to the Company the assets, liabilities and businesses of Finnigan Corporation ("Finnigan") and Thermo Separation Products Inc. ("TSP") in exchange for 45,000,000 shares of the Company's common stock. As of December 30, 1995, Thermo Instrument was an 86%-owned subsidiary of Thermo Electron Corporation ("Thermo Electron").

     The accompanying financial statements include the assets, liabilities, income and expenses of the Company as included in Thermo Instrument's consolidated financial statements. The accompanying financial statements do not include Thermo Instrument's general corporate debt, which is used to finance operations of all of its respective business segments, or an allocation of Thermo Instrument's interest expense. The Company has had positive cash flows since 1992.

  Principles of Consolidation

     The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  Fiscal Year

     The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1993, 1994 and 1995 are for the fiscal years ended January 1, 1994, December 31, 1994 and December 30, 1995, respectively.

  Revenue Recognition

     The Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheets consists primarily of unearned revenue on service contracts at Finnigan and TSP. Substantially all of the deferred revenue included in the accompanying 1995 balance sheet will be recognized within one year.

  Income Taxes

     The Company and Thermo Instrument have a tax allocation agreement under which both the Company and Thermo Instrument are included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. If Thermo Instrument's equity ownership of the Company were to drop below 80%, the Company would be required to file its own income tax returns.

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities,

                            THERMOQUEST CORPORATION
calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

  Earnings per Share

     Pursuant to Securities and Exchange Commission requirements, earnings per share have been presented for all periods. Weighted average shares for such periods include the 45,000,000 shares issued to Thermo Instrument in connection with the initial capitalization of the Company and the effect of the assumed exercise of stock options issued within one year prior to the Company's initial public offering.

  Cash and Cash Equivalents

     Prior to its incorporation, the cash receipts and disbursements of the Company's domestic operations were combined with other Thermo Instrument corporate cash transactions and balances. Therefore, cash of the Company's domestic operations is not included in the accompanying 1994 balance sheet.

     As of December 30, 1995, $96,737,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of December 30, 1995, the Company's cash equivalents also include investments in commercial paper and short-term certificates of deposit of the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

  Inventories

     Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor and manufacturing overhead.

  Property, Plant and Equipment

     The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset.

     Property, plant and equipment consist of the following:

                                                                        1994        1995
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Land.............................................................  $13,269     $13,463
    Buildings........................................................   26,357      27,414
    Machinery, equipment and leasehold improvements..................   20,294      19,788
                                                                       -------     -------
                                                                        59,920      60,665
    Less: Accumulated depreciation and amortization..................   15,122      17,134
                                                                       -------     -------
                                                                       $44,798     $43,531
                                                                       =======     =======

                            THERMOQUEST CORPORATION

  Patents and Other Assets

     Patents and other assets in the accompanying balance sheets include the costs of acquired patents that are amortized using the straight-line method over an estimated useful life of 12 years. These assets were $3,325,000 and $2,547,000, net of accumulated amortization of $4,876,000 and $5,669,000, at year-end 1994 and 1995, respectively. Patents and other assets in the accompanying balance sheets also include deferred debt costs of $231,000 and $2,348,000, net of accumulated amortization of $149,000 and $370,000, at year-end 1994 and 1995, respectively. These costs are being amortized through the maturities of the related debt. The debt matures in 2000 and 2004.

  Cost in Excess of Net Assets of Acquired Companies

     The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $12,555,000 and $16,524,000 at year-end 1994 and 1995, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset.

  Foreign Currency

     All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Stock Split

     On January 10, 1996, the Company declared a three-for-two stock split in the form of a 50% stock dividend distributed to the shareholder of record as of January 10, 1996. All share and per share information has been restated to reflect the stock split.

  Interim Financial Statements

     The financial statements as of June 29, 1996 and for the six-month periods ended July 1, 1995 and June 29, 1996 are unaudited but, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair presentation of results for these interim periods. The results of operations for the six-month period ended June 29, 1996 are not necessarily indicative of the results to be expected for the entire year.

                            THERMOQUEST CORPORATION

2. ACQUISITIONS

     In February 1993, Thermo Instrument acquired Spectra-Physics Analytical, a manufacturer of liquid chromatography and capillary electrophoresis analytical instruments. Spectra-Physics Analytical was merged with LDC Analytical Inc. in December 1993 to form Thermo Separation Products Inc.

     In March 1994, Thermo Instrument acquired substantially all of the assets, subject to certain liabilities, of Tremetrics Inc. ("Tremetrics") as part of its acquisition of several businesses within the EnviroTech Measurements & Controls Group of Baker Hughes Incorporated. Tremetrics is a manufacturer of gas chromatographs. The assets of Tremetrics were transferred by Thermo Instrument to Finnigan in March 1994. In connection with the Company's incorporation in June 1995, Thermo Instrument contributed the assets, liabilities and businesses of Spectra-Physics Analytical and Tremetrics to the Company.

     These acquisitions have been accounted for using the purchase method of accounting, and the results of their operations have been included in the accompanying financial statements from the respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $68,612,000, which is being amortized over 40 years.

     Pro forma data is not presented since the results of operations of Spectra-Physics Analytical have been included in the accompanying financial statements from February 1993 and the acquisition of Tremetrics was not material to the Company's results of operations and financial position.

3. STOCK-BASED COMPENSATION PLANS

     In November 1995, the Company adopted a stock-based compensation plan for its key employees, directors, and others, which permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Options granted to date generally vest and become immediately exercisable on the ninth anniversary of the grant date, unless the Company's common stock becomes publicly traded prior to such date. In such an event, options become exercisable 90 days after the Company becomes subject to the Securities Exchange Act of 1934, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally are deemed to have lapsed ratably over periods ranging from five to ten years after the first anniversary of the grant date, depending on the term of the option, which generally ranges from ten to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. As of February 7, 1996, options to purchase 2,341,500 shares of the Company's common stock exercisable at $13.00 per share are outstanding under this plan. As of February 7, 1996 no options have been exercised and no options are exercisable under the stock-based compensation plan described above. The Company also has a directors' stock option plan, adopted in November 1995, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan will have the same general terms as options granted to date under the stock-based compensation plan described above, except that the restrictions and repurchase rights generally are deemed to have lapsed ratably over a four-year period and the option term is five years. As of February 7, 1996, no options to purchase shares of the Company's common stock have been granted under this plan. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron or its other majority-owned subsidiaries.

                            THERMOQUEST CORPORATION

     No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

4. COMMON STOCK

     At December 30, 1995, the Company had reserved 8,833,333 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's subordinated convertible debentures.

5. EMPLOYEE BENEFIT PLANS

  Employee Stock Purchase Plan

     Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase plan sponsored by Thermo Instrument. Prior to the November 1995 plan year, shares of Thermo Instrument's and Thermo Electron's common stock could be purchased at the end of a 12-month plan year at 85% of the fair market value at the beginning of the plan year, and the shares purchased were subject to a one-year resale restriction. Effective November 1, 1995, the applicable shares of common stock may be purchased at 95% of the fair market value at the beginning of the plan year, and the shares purchased will be subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

  401(k) Savings Plan

     Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's or Finnigan's 401(k) savings plan. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $876,000, $1,191,000 and $1,007,000 in 1993, 1994 and 1995, respectively.

  Postemployment Benefits

     The Company provides certain postemployment benefits to former or inactive employees. In accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits," the Company recognizes the cost of postemployment benefits if certain criteria are met and the amount of benefits can be reasonably estimated.

  Defined Benefit Pension Plan

     The Company's Bremen, Germany subsidiary has a defined benefit pension plan covering substantially all of its full-time employees. Benefits are based on a percentage of eligible earnings for each year of service in excess of ten years. The Company's funding policy is to make contributions within a range required by applicable regulations.

     Net periodic pension costs included the following components:

                                                                1993       1994       1995
                                                                -----     ------     ------
                                                                      (IN THOUSANDS)
    Service cost..............................................  $ 274     $  303     $  386
    Interest cost on projected benefit obligation.............    911        981      1,087
    Return on plan assets.....................................   (306)      (286)      (234)
    Amortization of unrecognized obligation...................     46         47         --
                                                                -----     ------     ------
                                                                $ 925     $1,045     $1,239
                                                                =====     ======     ======

                            THERMOQUEST CORPORATION

     The funded status of the Company's defined benefit pension plan is as follows:

                                                                        1994        1995
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Actuarial present value of benefit obligations:
      Vested benefits................................................  $12,985     $14,040
      Non-vested benefits............................................      268         196
                                                                       -------     -------
      Accumulated benefit obligation.................................   13,253      14,236
    Effect of projected future salary increases......................    2,633       1,618
                                                                       -------     -------
    Projected benefit obligation.....................................   15,886      15,854
    Plan assets at fair value........................................    5,283       6,048
                                                                       -------     -------
    Plan assets less than projected benefit obligation...............   10,603       9,806
    Unrecognized net gain............................................       53       2,151
    Initial unrecognized net obligation..............................     (440)       (421)
                                                                       -------     -------
      Accrued pension costs..........................................  $10,216     $11,536
                                                                       =======     =======

     Actuarial assumptions used to determine the net periodic pension costs during 1993, 1994 and 1995 were:

                                                                      1993     1994     1995
                                                                      ----     ----     ----
    Discount rate...................................................  7.0 %    7.0 %    7.5 %
    Rate of increase in salary levels...............................  4.5 %    4.5 %    3.5 %
    Expected long-term rate of return on assets.....................  7.0 %    6.0 %    6.0 %

6. INCOME TAXES

     The components of income before provision for income taxes are as follows:

                                                             1993        1994        1995
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Domestic..............................................  $21,115     $30,372     $24,583
    Foreign...............................................    4,546       1,738      11,582
                                                            -------     -------     -------
                                                            $25,661     $32,110     $36,165
                                                            =======     =======     =======

     The components of the provision for income taxes are as follows:

                                                             1993        1994        1995
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Currently payable:
      Federal.............................................  $ 4,617     $ 8,141     $ 7,852
      State...............................................      460       1,201       1,523
      Foreign.............................................    2,982       1,652       4,600
                                                            -------     -------     -------
                                                              8,059      10,994      13,975
                                                            -------     -------     -------
    Net deferred:
      Federal.............................................    2,658       2,072         683
      State...............................................      664         518         145
      Foreign.............................................       --          --         360
                                                            -------     -------     -------
                                                              3,322       2,590       1,188
                                                            -------     -------     -------
                                                            $11,381     $13,584     $15,163
                                                            =======     =======     =======

                            THERMOQUEST CORPORATION

     The provision for income taxes that is currently payable does not reflect $2,000,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1995.

     The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to the following:

                                                             1993        1994        1995
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Provision for income taxes at statutory rate..........  $ 8,981     $11,239     $12,658
    Increases (decreases) resulting from:
      State income taxes, net of federal tax..............      731       1,117       1,084
      Foreign tax rate and tax law differential...........    1,391       1,044         906
      Tax benefit of foreign sales corporation............     (690)       (770)       (659)
      Amortization of cost in excess of net assets of
         acquired companies...............................      904         848       1,012
      Other, net..........................................       64         106         162
                                                            -------     -------     -------
                                                            $11,381     $13,584     $15,163
                                                            =======     =======     =======

     Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

                                                                        1994        1995
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Prepaid income taxes:
      Foreign tax loss carryforward..................................  $ 7,540     $ 7,404
      Reserves and other accruals....................................    4,961       2,408
      Inventory basis difference.....................................    2,010       2,528
      Accrued compensation...........................................    1,708       1,788
      Other, net.....................................................    1,249       1,971
                                                                       -------     -------
                                                                        17,468      16,099
      Less: Valuation allowance......................................    7,540       7,404
                                                                       -------     -------
                                                                       $ 9,928     $ 8,695
                                                                       =======     =======
    Deferred income taxes:
      Depreciation...................................................  $ 5,812     $ 5,767
                                                                       =======     =======

     The valuation allowance relates to uncertainty concerning the realization of foreign net operating losses, which is dependent on the future income of a German subsidiary of the Company. As of December 30, 1995, the Company had $12,549,000 of foreign net operating loss carryforwards, which do not expire. The decrease in the valuation allowance in 1995 results from use of the foreign net operating loss carryforwards. Any tax benefit resulting from use of the loss carryforwards is recorded as a reduction of cost in excess of net assets of acquired companies.

     A provision has not been made for U.S. or additional foreign taxes on $20,696,000 of undistributed earnings of foreign subsidiaries, which could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial due to available U.S. foreign tax credits.

                            THERMOQUEST CORPORATION

7. COMMITMENTS

     The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $1,565,000, $2,596,000 and $3,046,000 in 1993, 1994 and 1995, respectively. Future minimum payments due under noncancelable operating leases at December 30, 1995 are $1,969,000 in 1996; $1,351,000 in 1997; $664,000 in 1998; $197,000 in 1999; and $76,000 in 2000.
Total future minimum lease payments are $4,257,000.

8. RELATED PARTY TRANSACTIONS

  Corporate Services Agreement

     The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.25% of the Company's revenues in fiscal 1993 and 1994 and 1.20% of the Company's revenues in fiscal 1995. For these services, the Company was charged $2,559,000, $2,792,000 and $2,903,000 in 1993, 1994 and 1995, respectively. Beginning in fiscal 1996, the Company will pay an annual fee equal to 1.0% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

  Repurchase Agreement

     The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

9. SHORT- AND LONG-TERM OBLIGATIONS

     Long-term obligations of the Company are as follows:

                                                                       1994         1995
                                                                      -------     --------
                                                                         (IN THOUSANDS)
    5% Subordinated convertible debentures due 2000.................  $    --     $ 96,250
    10.23% Mortgage loan secured by property with a net book value of $16,303, payable in monthly installments with final
      payments in 2004..............................................   10,855       10,101
    6.25% Notes payable, payable in semi-annual installments with
      final payments in 1999........................................    1,444        1,215
    5.75% Note payable, payable in semi-annual installments with
      final payments in 1999........................................      127          100
                                                                      -------     --------
                                                                       12,426      107,666
    Less: Current maturities of long-term obligations...............    1,104        1,210
                                                                      -------     --------
                                                                      $11,322     $106,456
                                                                      =======     ========

     In August 1995, the Company issued and sold $96,250,000 principal amount of 5% subordinated convertible debentures due 2000. The debentures will be convertible into shares of the Company's common

                            THERMOQUEST CORPORATION
stock at any time after the later of (1) 180 days after the date of the close of the Company's initial public offering of common stock or (2) the date of the effectiveness under the Securities Act of 1933 of a registration statement covering the resale of shares of the Company's common stock issuable upon conversion of the debentures, and prior to redemption and maturity. The conversion price of the debentures will be set on the date of the closing of the Company's initial public offering of common stock. The conversion price will be equal to 110% of the initial public offering price of the Company's common stock. If the Company's initial public offering has not occurred by August 3, 1996, this percentage will decrease 2.5% on such date and on each anniversary of such date prior to the Company's initial public offering. If the Company's initial public offering has not occurred by August 1, 1996, the rate of interest borne by the debentures will increase by 0.5% on such date and on each anniversary of such date prior to the Company's initial public offering. The debentures are guaranteed on a subordinated basis by Thermo Electron. Thermo Instrument and the Company have agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee. In addition, the Company has agreed to reimburse Thermo Instrument in the event Thermo Instrument is required to make a payment under the guarantee.

     The annual requirements of long-term obligations as of December 30, 1995 are $1,210,000 in 1996; $1,300,000 in 1997; $1,399,000 in 1998; $1,320,000 in
1999; $97,504,000 in 2000; and $4,933,000 in 2001 and thereafter. Total future requirements of long-term obligations are $107,666,000.

     Notes payable and current maturities of long-term obligations in the accompanying balance sheet include $4,355,000 and $10,545,000 in 1994 and 1995, respectively, of short-term bank borrowings and amounts borrowed under lines of credit at the Company's foreign subsidiaries. The weighted average interest rate for these borrowings was 4.76% and 5.80% at year-end 1994 and 1995, respectively. Unused lines of credit were $7,282,000 at year-end 1995.

                            THERMOQUEST CORPORATION

10. GEOGRAPHICAL INFORMATION

     The Company is engaged in one business segment: developing, manufacturing and selling mass spectrometers, liquid chromatographs and gas chromatographs. The following table shows data for the Company by geographical area.

                                                           1993         1994         1995
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Revenues:
         United States.................................  $129,339     $145,281     $145,430
         Germany.......................................    54,722       51,333       64,368
         Japan.........................................    25,993       28,919       36,966
         Other.........................................    54,125       58,369       66,409
         Transfers among geographical areas(a).........   (59,422)     (60,506)     (71,264)
                                                         --------     --------     --------
                                                         $204,757     $223,396     $241,909
                                                         ========     ========     ========
    Income before provision for income taxes:
         United States(b)..............................  $ 15,650     $ 24,431     $ 20,867
         Germany.......................................     2,473       (1,398)       3,421
         Japan.........................................     5,431        6,433        5,820
         Other.........................................     3,524        4,016        7,067
                                                         --------     --------     --------
         Total operating income........................    27,078       33,482       37,175
         Interest expense, net.........................    (1,417)      (1,372)      (1,010)
                                                         --------     --------     --------
                                                         $ 25,661     $ 32,110     $ 36,165
                                                         ========     ========     ========
    Identifiable assets:
         United States(c)..............................  $177,495     $186,153     $288,095
         Germany.......................................    63,225       63,726       61,468
         Japan.........................................    17,879       18,369       33,760
         Other.........................................    39,370       38,036       44,719
                                                         --------     --------     --------
                                                         $297,969     $306,284     $428,042
                                                         ========     ========     ========
    Export revenues included in United States revenues
      above(d):
         Europe........................................  $ 33,407     $ 34,341     $ 36,943
         Other.........................................    18,982       19,305       26,578
                                                         --------     --------     --------
                                                         $ 52,389     $ 53,646     $ 63,521
                                                         ========     ========     ========

- ---------------
(a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.

(b) Includes corporate general and administrative expenses.

(c) Includes $93.9 million in net proceeds from the August 1995 issuance of 5% subordinated convertible debentures.

(d) In general, export sales are denominated in U.S. dollars.

                            THERMOQUEST CORPORATION

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONCLUDED)

11. SUBSEQUENT EVENTS

  Initial Public Offering

     In March and April 1996, the Company sold 3,450,000 shares of its common stock in an initial public offering at $15.00 per share for net proceeds of approximately $47.8 million. Following the offering, Thermo Instrument owned 93% of the Company's outstanding common stock.

  Acquisitions

     On December 1, 1995, Thermo Instrument acquired the assets of the analytical instruments division of Analytical Technology, Inc. ("ATI"). In June 1996, the Company acquired the Automass division of ATI from Thermo Instrument for $4.1 million in cash. The Automass division of ATI is a manufacturer of mass spectrometers. Because the Company and the Automass division of ATI were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. As the results of the Automass division of ATI for December 1995 were not material to the Company's results of operations, the Company's 1995 historical financial information has not been restated. The Company's 1996 historical financial information has been restated to include the results of operations of the Automass division of ATI from January 1, 1996.

     In January 1996, the Company acquired Extrel FTMS, Inc. ("Extrel") for $1.7 million in cash. The acquisition of Extrel has been accounted for using the purchase method of accounting and its results of operations have been included in the accompanying financial statements from the date of acquisition.

     The cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $4.5 million, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions were based on estimates of the fair value of the net assets acquired and is subject to adjustment upon finalization of the purchase price allocation.

     Pro forma data is not presented since these acquisitions were not material to the Company's results of operations and financial position.

  Stock-based Compensation Plans

     In June 1996, the Board Committee granted options to purchase 24,000 shares of the Company's common stock at an exercise price of $16.60 per share, which was the fair market value on the date of grant.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses incurred by the Company in connection with the issuance and distribution of the securities being registered are as follows. All amounts are estimated except the Securities and Exchange Commission registration fee.

                                                                                 AMOUNT
                                                                               ----------
    Securities and Exchange Commission registration fee......................  $30,299.00
    Legal fees and expenses..................................................   10,000.00
    Accounting fees and expenses.............................................   10,000.00
    Miscellaneous............................................................    9,701.00
                                                                                 --------
         Total...............................................................  $60,000.00
                                                                                 ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Delaware General Corporation Law and the Company's Certificate of Incorporation and By-Laws limit the monetary liability of directors to the Company and to its stockholders and provide for indemnification of the Company's officers and directors for liabilities and expenses that they may incur in such capacities. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. The Company also has indemnification agreements with its directors and officers that provide for the maximum indemnification allowed by law. Reference is made to the Company's Certificate of Incorporation, By-Laws and form of Indemnification Agreement for Officers and Directors incorporated by reference as Exhibits 3.1, 3.2 and 10.10 hereto, respectively.

     Thermo Electron Corporation has an insurance policy which insures the directors and officers of Thermo Electron and its subsidiaries, including the Company, against certain liabilities which might be incurred in connection with the performance of their duties.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In December 1995, the assets of certain wholly owned subsidiaries of Thermo Instrument were contributed to the Company in exchange for 44,997,000 shares of Common Stock; in June 1995, the Company issued 3,000 shares of Common Stock to such subsidiaries of Thermo Instrument for $.01 per share at the time of the incorporation of the Company. Exemption from registration for these transactions is claimed under Section 4(2) of the Securities Act.

     On August 3, 1995, the Company issued $96,250,000 principal amount of 5% Convertible Subordinated Debentures due 2000 (the "Debentures") at par pursuant to a subscription agreement with Lehman Brothers International (Europe), NatWest Securities Limited and Fahnestock & Co. Inc. $47,900,000 principal amount of Debentures was sold to non-U.S. persons in reliance upon Regulation S under the Securities Act, $47,100,000 principal amount of Debentures was sold to qualified institutional buyers under Rule 144A under the Securities Act, and $1,250,000 was sold pursuant to Regulation D under the Securities Act.

ITEM 16.  EXHIBITS.

     (a) See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

     (b) Financial Statement Schedules as of December 30, 1995 and the Report of Independent Public Accountants on such Schedules are included in this Registration Statement. All other schedules are omitted as not applicable or not required under Regulation S-X.

ITEM 17.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

             Provided, however, that paragraphs (c)(1)(i) and (c)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 13th day of August, 1996.

                                          THERMOQUEST CORPORATION

                                          By: /s/  DR. RICHARD W. K. CHAPMAN
                                            ------------------------------------
                                            Dr. Richard W. K. Chapman
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints John N. Hatsopoulos, Paul F. Kelleher, Seth H. Hoogasian, Sandra L. Lambert and Jonathan W. Painter, and each of them, as his true and lawful attorneys-in-fact and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), any and all amendments and exhibits to this Registration Statement, and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                TITLE                       DATE
- ------------------------------------------  -------------------------------    ----------------
/s/     DR. RICHARD W. K. CHAPMAN           President, Chief Executive         August 13, 1996
- ------------------------------------------  Officer and Director (Principal
        Dr. Richard W. K. Chapman           Executive Officer)


 /s/       JOHN N. HATSOPOULOS              Vice President, Chief Financial    August 13, 1996
- ------------------------------------------  Officer and Director (Principal
           John N. Hatsopoulos              Financial Officer)


/s/          PAUL F. KELLEHER               Chief Accounting Officer           August 13, 1996
- ------------------------------------------  (Principal Accounting Officer)
             Paul F. Kelleher


/s/          ARVIN H. SMITH                  Chairman of the Board and         August 13, 1996
- ------------------------------------------   Director
             Arvin H. Smith


/s/     DR. GEORGE N. HATSOPOULOS            Director                          August 13, 1996
- ------------------------------------------
        Dr. George N. Hatsopoulos


/s/           FRANK JUNGERS                  Director                          August 13, 1996
- ------------------------------------------
              Frank Jungers


/s/       ANTHONY J. PELLEGRINO              Director                          August 13, 1996
- ------------------------------------------
          Anthony J. Pellegrino


/s/       DR. MICHAEL E. PORTER              Director                          August 13, 1996
- ------------------------------------------
          Dr. Michael E. Porter

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ThermoQuest Corporation:

     We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of ThermoQuest Corporation included in ThermoQuest Corporation's Form S-1 and have issued our report thereon dated February 7, 1996 (except with respect to certain matters discussed in Note 11, as to which the date is June 13, 1996). Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. ThermoQuest Corporation's schedule of Valuation and Qualifying Accounts, included in Schedule II on page S-2, is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 7, 1996 (except with respect to certain matters discussed in Note 11, as to which the date is June 13, 1996)

                                                                     SCHEDULE II

                            THERMOQUEST CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                      CHARGED
                                         BALANCE AT   TO COSTS                                         BALANCE
                                         BEGINNING      AND      ACCOUNTS     ACCOUNTS                AT END OF
                                          OF YEAR     EXPENSES   RECOVERED   WRITTEN-OFF   OTHER(A)     YEAR
                                         ----------   --------   ---------   -----------   --------   ---------
YEAR ENDED JANUARY 1, 1994
  Allowance for Doubtful Accounts......    $1,736      $  395       $--         $(114)       $599      $ 2,616
YEAR ENDED DECEMBER 31, 1994
  Allowance for Doubtful Accounts......    $2,616      $ (265)      $--         $(868)       $883      $ 2,366
YEAR ENDED DECEMBER 30, 1995
  Allowance for Doubtful Accounts......    $2,366      $  213       $68         $(333)       $ 27      $ 2,341

- ---------------
(a) Includes allowance of business acquired during the year as described in Note 2 to Consolidated Financial Statements of the Company and the effect of foreign currency translation.

                                 EXHIBIT INDEX

     Each exhibit listed below which is marked by an asterisk (*) is incorporated by reference to the corresponding numbered exhibit in the Company's Registration Statement on Form S-1 (File No. 333-00276).

EXHIBIT                                                                                SEQUENTIAL
  NO.                              DESCRIPTION OF EXHIBIT                               PAGE NO.
- -------   -------------------------------------------------------------------------    ----------
 3.1*     Certificate of Incorporation, as amended, of the Company.................
 3.2*     By-laws of the Company...................................................
 4*       Specimen Common Stock Certificate........................................
 5        Opinion of Seth H. Hoogasian, Esq........................................
10.1*     Corporate Services Agreement dated as of June 30, 1995 between Thermo
          Electron and the Company.................................................
10.2      Thermo Electron Corporate Charter, as amended and restated effective
          January 3, 1993 (incorporated by reference herein from Exhibit 10.1 to
          Thermo Electron's Annual Report on from 10-K for the fiscal year ended
          January 2, 1993 (File No. 1-8002)).......................................
10.3*     Tax Allocation Agreement dated as of June 30, 1995 between Thermo
          Instrument and the Company...............................................
10.4*     Master Repurchase Agreement dated as of June 30, 1995 between Thermo
          Electron and the Company.................................................
10.5*     Master Guarantee Reimbursement Agreement dated as of June 30, 1995 between Thermo Electron and the Company..................................
10.6*     Master Guarantee Reimbursement Agreement dated as of June 30, 1995 between Thermo Instrument and the Company................................
10.7*     Equity Incentive Plan of the Company.....................................
10.8*     Deferred Compensation Plan for Directors of the Company..................
10.9*     Directors Stock Option Plan of the Company...............................
10.10*    Form of Indemnification Agreement for Officers and Directors.............
10.11*    Subscription Agreement dated as of July 20, 1995 among the Company.
          Lehman Brothers International (Europe), NatWest Securities Limited and
          Fahnestock & Co. Inc.....................................................
10.12*    Fiscal Agency Agreement dated as of August 3, 1995 between the Company and Chemical Bank........................................................
10.13*    Deed of Trust and Security Agreement dated February 22, 1989 between the
          Company (as successor-in-interest to Finnigan Properties, Inc.) and the
          Northwestern Mutual Life Insurance Company...............................
          In addition to the stock-based compensation plans of the Registrant, the executive officers of the Registrant may be granted awards under stock-based compensation plans of the Registrant's ultimate parent,
          Thermo Electron Corporation, and its subsidiaries, for services rendered to the Registrant or to such affiliated corporations. Such plans were filed as Exhibits 10.15 through 10.17 and 10.19 through 10.74 to the
          Registration Statement on Form S-1 (Registration No. 333-02924) of Trex
          Medical Corporation filed March 29, 1996 and are incorporated herein by reference.
11        Computation of Earnings per Share........................................
21*       Subsidiaries of the Company..............................................
23.1      Consent of Arthur Andersen LLP...........................................

EXHIBIT                                                                                SEQUENTIAL
  NO.                              DESCRIPTION OF EXHIBIT                               PAGE NO.
- -------   -------------------------------------------------------------------------    ----------
23.2      Consent of Seth H. Hoogasian, Esq. (contained in Exhibit 5)..............
24        Power of Attorney (See Signature Page of this Registration Statement)....